(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY.
COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

4 - NIRE (State Registration Number)
35300147952

01.02 - HEAD OFFICE

1 – ADDRESS Av. das Nações Unidas, 4777 – 9° andar	2 - DISTRICT A. de Pinheiros

3 - ZIP CODE 05477-000	4 - CITY Săo Paulo	5 - STATE SP

6 - AREA CODE 011	7 - TELEPHONE 3025-9000	8 - TELEPHONE 3025-9158	9 - TELEPHONE 3025-9191	10 - TELEX
11 - AREA CODE 011	12 - FAX 3025-9217	13 - FAX 3025-9121	14 - FAX 3025-9217

15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Alceu Duilio Calciolari

2 - ADDRESS Av. das Nações Unidas, 4777 – 9° andar	3 - DISTRICT A. de Pinheiros

4 - ZIP CODE 05477-000	5 - CITY Săo Paulo	6 - STATE SP

7 - AREA CODE 011	8 - TELEPHONE 3025-9000	9 - TELEPHONE 3025-9158	10 - TELEPHONE 3025-9121	11 - TELEX
12 - AREA CODE 011	13 - FAX 3025-9121	14 - FAX 3025-9217	15 - FAX 3025-9041

16 - E-MAIL

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2007	12/31/2007	1	1/1/2007	3/31/2007	4	10/1/2006	12/31/2006
09 - INDEPENDENT ACCOUNTANT BDO Trevisan Auditores Independentes					10 - CVM CODE 00210-0
11 - PARTNER IN CHARGE Daniel Gomes Maranhão Jr.					12 - PARTNER’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 070.962.868-45

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 3/31/2007	2 - PREVIOUS QUARTER 12/31/2006	3 - SAME QUARTER, PREVIOUS YEAR 3/31/2006
Paid-in Capital
1 - Common	131,769	111,511	110,699
2 - Preferred	0	0	0
3 - Total	131,769	111,511	110,699
Treasury share
4 - Common	3,125	8,141	0
5 - Preferred	0	0	2,760
6 - Total	3,125	8,141	2,760

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP National Private
4 - ACTIVITY CODE 1110 – Civil Construction, Constr. Mat. and Decoration
5 - MAIN ACTIVITY Real Estate Development
6 - CONSOLIDATION TYPE Full
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (THOUSANDS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE 05/07/2007	2 - SIGNATURE

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2007	4 - 12/31/2006
1	Total Assets	2,104,411	1,494,501
1.01	Current Assets	1,573,919	1,178,309
1.01.01	Available funds	601,809	251,314
1.01.01.01	Cash and banks	24,797	37,390
1.01.01.02	Financial Investments	577,012	213,924
1.01.02	Credits	292,662	260,755
1.01.02.01	Trade accounts receivable	292,662	260,755
1.01.02.01.01	Receivables from clients of developments	266,399	230,994
1.01.02.01.02	Receivables from clients of construction and services rendered	26,016	29,371
1.01.02.01.03	Other Receivables	247	390
1.01.02.02	Sundry Credits	0	0
1.01.03	Inventory	376,674	339,462
1.01.03.01	Real estate to commercialize	376,674	339,462
1.01.04	Other	302,774	326,778
1.01.04.01	Expenses with sales to incorporate	15,056	13,074
1.01.04.02	Prepaid expenses	6,559	5,445
1.01.04.03	Court deposits	0	0
1.01.04.04	Dividends receivable	0	5,000
1.01.04.05	Other receivables	281,159	303,259
1.02	Non Current Assets	530,492	316,192
1.02.01	Long Term Assets	215,561	181,281
1.02.01.01	Sundry Credits	127,404	103,853
1.02.01.01.01	Receivables from clients of developments	127,404	103,853
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	88,157	77,428
1.02.01.03.01	Deferred income and social contribution taxes	53,689	48,126
1.02.01.03.02	Other receivables	1,489	1,323
1.02.01.03.03	Court deposits	27,979	27,979
1.02.01.03.04	Dividends Receivable	5,000	0
1.02.02	Permanent Assets	314,931	134,911
1.02.02.01	Investments	308,179	127,361
1.02.02.01.01	Interest in direct and indirect associated companies	0	0
1.02.02.01.02	Interest in associated companies - Goodwill	0	0
1.02.02.01.03	Interest in Subsidiaries	308,179	127,361
1.02.02.01.04	Interest in Subsidiaries - goodwill	0	0
1.02.02.01.05	Other Investments	0	0
1.02.02.02	Property, plant and equipment	6,752	7,550
1.02.02.03	Intangible assets	0	0
1.02.02.04	Deferred charges	0	0

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2007	4 - 12/31/2006
2	Total Liabilities	2,104,411	1,494,501
2.01	Current Liabilities	379,160	383,129
2.01.01	Loans and Financing	11,876	9,317
2.01.02	Debentures	2,663	11,038
2.01.03	Suppliers	34,997	18,549
2.01.04	Taxes, charges and contributions	35,637	32,346
2.01.04.01	PIS Contribution	11,742	11,126
2.01.04.02	COFINS Contribution	20,039	17,745
2.01.04.03	Installed payment of PIS and COFINS	2,517	2,883
2.01.04.04	Other taxes and contributions payable	1,339	592
2.01.05	Dividends Payable	10,988	10,938
2.01.06	Provisions	4,183	4,105
2.01.06.01	Provision for Contingencies	4,183	4,105
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	278,816	296,836
2.01.08.01	Real estate development obligations	3,740	5,425
2.01.08.02	Obligations for purchase of land	105,127	95,131
2.01.08.03	Payroll, profit sharing and related charges	17,836	18,016
2.01.08.04	Advances from clients	28,508	49,955
2.01.08.05	Other liabilities	123,605	128,309
2.02	Non Current Liabilities	300,929	297,285
2.02.01	Long Term Liabilities	300,929	297,285
2.02.01.01	Loans and Financing	14,960	14,779
2.02.01.02	Debentures	240,000	240,000
2.02.01.03	Provisions	0	0
2.02.01.04	Accounts payable to related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	45,969	42,506
2.02.01.06.01	Real estate development obligations	0	0
2.02.01.06.02	Obligations for purchase of land	985	1,431
2.02.01.06.03	Result of sales of real estate to appropriate	136	1,363
2.02.01.06.04	Deferred income and social contribution taxes	31,045	24,704
2.02.01.06.05	Other liabilities	13,803	15,008
2.02.02	Future taxable income	0	0
2.04	Shareholders' equity	1,424,322	814,087
2.04.01	Paid-in capital stock	1,214,580	591,742
2.04.02	Capital Reserves	167,276	167,276
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2007	4 - 12/31/2006
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.04.04	Revenue reserves	42,466	55,069
2.04.04.01	Legal	9,905	9,905
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized income	0	0
2.04.04.05	Retained earnings	32,561	45,164
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other revenue reserves	0	0
2.04.05	Retained earnings/accumulated losses	0	0
2.04.06	Advances for future capital increase	0	0

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

03.01 - STATEMENT OF INCOME (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2007 to 3/31/2007	4 - 1/1/2007 to 3/31/2007	5 - 1/1/2006 to 3/31/2006	6 - 1/1/2006 to 3/31/2006
3.01	Gross Sales and/or Services	146,082	146,082	90,824	90,824
3.01.01	Real estate development and sales	143,815	143,815	76,729	76,729
3.01.02	Construction services rendered	2,267	2,267	14,095	14,095
3.02	Gross Sales Deductions	(13,753)	(13,753)	(8,215)	(8,215)
3.02.01	Cancelled units	(6,495)	(6,495)	(4,722)	(4,722)
3.02.02	Taxes on services and revenues	(5,392)	(5,392)	(3,493)	(3,493)
3.02.03	Brokerage fee on sales	(1,866)	(1,866)	0	0
3.03	Net Sales and/or Services	132,329	132,329	82,609	82,609
3.04	Cost of Sales and/or Services	(93,089)	(93,089)	(59,903)	(59,903)
3.04.01	Cost of Real estate development	(93,089)	(93,089)	(59,903)	(59,903)
3.05	Gross Profit	39,240	39,240	22,706	22,706
3.06	Operating Expenses/Income	(51,014)	(51,014)	(37,675)	(37,675)
3.06.01	Selling Expenses	(9,530)	(9,530)	(6,218)	(6,218)
3.06.02	General and Administrative	(13,719)	(13,719)	(8,467)	(8,467)
3.06.02.01	Profit sharing	(2,534)	(2,534)	0	0
3.06.02.02	Management Fees	0	0	0	0
3.06.02.03	Other Administrative Expenses	(11,185)	(11,185)	(8,467)	(8,467)
3.06.03	Financial	(6,274)	(6,274)	(2,230)	(2,230)
3.06.03.01	Financial income	7,453	7,453	10,093	10,093
3.06.03.02	Financial Expenses	(13,727)	(13,727)	(12,323)	(12,323)
3.06.04	Other operating income	0	0	52	52
3.06.05	Other operating expenses	(35,487)	(35,487)	(28,770)	(28,770)
3.06.05.01	Tax Expenses	0	0	(721)	(721)
3.06.05.02	Depreciation and Amortization	(4,875)	(4,875)	(712)	(712)
3.06.05.03	Extraordinary Expenses	(30,174)	(30,174)	(27,337)	(27,337)
3.06.05.04	Other operating expenses	(438)	(438)	0	0

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2007 to 3/31/2007	4 - 1/1/2007 to 3/31/2007	5 - 1/1/2006 to 3/31/2006	6 - 1/1/2006 to 3/31/2006
3.06.06	Earnings (losses) on equity of affiliates	13,996	13,996	7,958	7,958
3.07	Total operating income	(11,774)	(11,774)	(14,969)	(14,969)
3.08	Total non-operating (income) expenses, net	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes/profit sharing	(11,774)	(11,774)	(14,969)	(14,969)
3.10	Provision for income and social contribution taxes	0	0	0	0
3.11	Deferred Income Tax	(778)	(778)	191	191
3.12	Statutory Profit Sharing/Contributions	0	0	0	0
3.12.01	Proft Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ Equity	0	0	0	0
3.15	Income/Loss for the Period	(12,552)	(12,552)	(14,778)	(14,778)
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	128,644	128,644	107,939	107,939
	EARNINGS PER SHARE (Reais)
	LOSS PER SHARE (Reais)	(0.09757)	(0.09757)	(0.13691)	(0.13691)

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

(In thousands of Reais)

1.	OPERATIONS

Gafisa S.A. and its subsidiaries (collectively designated the "Company") began commercial activities in 1997, having as business activities: (a) the promotion and management of real estate ventures of any nature, for own account or third parties; (b) purchase, sale and negotiation of real estate in general, including the granting of finance to its clients; (c) civil construction and supply of civil engineering services; (d) development and implementation of marketing strategies related to real estate ventures, for own account and third parties and; (e) participation in other companies, in Brazil or abroad, engaged in the same business activities in which the Company is engaged.

The Company’s real estate development enterprises with third parties are structured through participation in Special Purpose Entities (SPEs) or by forming condominiums and consortiums.

In February 2006 the Company concluded an initial public offer of stock on the New Market of the São Paulo Stock Exchange - BOVESPA, which resulted in a capital increase of R$494,394 with the issuance of 26,724,000 common shares.

The acquisition of 60% of AlphaVille Urbanismo S.A. (“AUSA”), resulting from the merger of Catalufa Participações Ltda. the largest developer of condominiums in Brazil was completed in January 2007. The core business of AUSA is to identify, develop and sell high-quality residential condominiums in the metropolitan regions throughout Brazil.

In March 2007 the Company concluded an initial public offer of stock on the New York Stock Exchange - NYSE, resulting in a capital increase of R$487,812 with the issuance of 18,761,992 shares.

Also in March 2007, Gafisa began its operations in the real estate market of residential units in the price range of R$55 to R$130, aimed at Brazilians who earn up to 20 minimum monthly salaries, concentrated in FIT Residencial Empreendimentos Imobiliários Ltda. (“FIT Residential”), which is one of its wholly owned subsidiaries.

FIT Residential was established with an independent staff, acting nationally, and it adopts standardized projects with the intention of obtaining scale gains, and tries to ensure that its target consumer market has access to attractive financing mechanisms.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

2.	PRESENTATION OF THE QUARTERLY INFORMATION

a.	Basis of presentation

The quarterly information was prepared in conformity with accounting practices adopted in Brazil, established in the Brazilian Corporate Law (i.e. Law 6.404, as amended), rules and instructions determined by the Brazilian Securities Commission - “CVM”, technical pronouncements issued by the Brazilian Institute of Independent Auditors – IBRACON and resolutions of the Federal Accountants Council - CFC.

The cash flow statement, presented as supplementary information, is not required by the Brazilian Corporate Law, but was prepared according to the Accounting Rules and Practices # 20 (NPC 20) established by IBRACON.

In the preparation of the quarterly information it is necessary to use estimates to value assets, liabilities and other transactions during the reporting period and the disclosure of contingent assets and liabilities at the date of the quarterly information. The quarterly information includes estimates that are used to determine certain items, including, inter alia, the budgeted costs of the ventures, the provisions required for the non-recovery of assets, provision for credits that are not recognized related to the deferred income tax and the recognition of contingent liabilities, the actual results of which may differ from the estimates.

The quarterly information is presented in accordance with Deliberation CVM 488/05, which approved IBRACON NPC 27 – Financial Statements – Presentation and Disclosure.

b.	Consolidation practices

The quarterly information of the parent company and consolidated was prepared in accordance with the consolidation rules established in Law 6.404/76 and Instruction CVM # 247/96 and includes all of the subsidiaries listed in Note 8. In regard to the companies, jointly-controlled pursuant to a shareholders agreement, the consolidation incorporates the assets, liabilities and result accounts, proportionally to the total equity interest held in the corporate capital of the corresponding investee.

The inter-company balances and transactions, as well as the unrealized profits, were eliminated in the consolidation, including investments, current accounts, dividends receivable, revenues and expenses and unrealized results among consolidated companies. Transactions and balances with related parties, shareholders and investees are reported in the corresponding explanatory notes.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

3.	MAIN ACCOUNTING PRACTICES

a.	Recognition of revenue

(i) Calculation of the result of the development and sale of real estate– The revenues, as well as the costs and expenses related to development, are taken to the result over the period of construction to the extent of the financial development thereof, as determines Resolution CFC # 963, considering the date on which the works began and not the date of execution of the sale or receipt of the uncompleted units sold.

In the installment sales of completed units the result is incorporated in the instance the sale is realized, irrespective of the term for receipt of the contractual price, and provided that the following conditions are met: (a) the value can be estimated, i.e. the receipt of the sale price is known or the value that will not be received may be reasonably estimated, and (b) the process of recognition of the sale revenue is substantially completed, i.e. the Company is released from the obligation to perform a considerable part of activities that would generate future costs associated with the sale of the completed unit.

In the sales of uncompleted units the result is recognized based on the estimated profit margin at the end of the development on the date of each balance sheet, i.e. adjusted according to the contractual and performance conditions of the ventures, considering the percentage of the costs incurred in relation to the total costs at the end of each period of the units sold, as detailed below:

•
The percentage of the costs incurred, including expenses with land, projects and construction costs should be calculated in relation to the total budgeted costs, estimated as of the date of each balance sheet.

•
To calculate the revenue to be appropriated in the period, the percentage of the costs incurred should be applied to the total sales value of the units, adjusted in accordance with the contractual conditions.

•
The amounts received related to the sale of the units, that exceed the value of the sales revenue to be appropriated in the period, calculated as set out above, should be registered in current liabilities or long-term liabilities as a client advance.

•
If the sales revenues to be appropriated in the period exceeds the amount effectively received for the sale of the units, the difference should be registered in a clients account in current assets or long-term receivables.

(ii) Supply of construction services – Revenues from the supply of real estate services consist basically of amounts received related to the management of construction work for third parties, technical management and management of real estate. The revenue is recognized, net of the corresponding costs incurred, to the extent the services are provided.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

b.
Cash and banks and financial investments – Substantially represents bank deposit certificates and investment in investment funds, denominated in Reais, with high market liquidity and maturity not greater than 90 days or in regard to which there are no penalties or other restrictions for the immediate redemption thereof. They are stated at cost, plus the income earned up to the date of the balance sheets.

c.
Receivables – They are stated at cost, plus monetary correction. The allowance for doubtful accounts, when necessary, is constituted in an amount that is considered sufficient by management to cover probable losses on the realization of the credits. The installments paid are adjusted based on the National Civil Construction Index – INCC during the construction phase, and on the General Market Prices Index – IGP/M after the date of delivery of the keys of the units that are completed. In general the balance of the receivables is adjusted by annual interest of 12%. The financial revenue based on the balance of the receivables account is registered in the result as "Development Revenue".

d.
Certificates of real estate receivables (“CRIs”) – The Company financially assigns real estate receivables to securitize the issuance of CRIs. Such assignment (usually without recourse) is registered as a reduction of the receivables account, representing the gross amount of the credits assigned. The financial discount, which represents the difference between the amount received and the credit at the date of the assignment, is appropriated to the result in the financial expenses account over the term of validity of the contract. The expenses with commissions paid to the issuer of the CRIs are recognized directly in the result when incurred on the accrual basis. The financial guarantees, when participation is acquired (subordinated CRI) and maintained to secure the receivables that were assigned, are recorded in the balance sheet at their market value.

e.
Real estate to commercialize – Includes the costs incurred with the construction and/or acquisition of unsold land and real estate in the construction phase and of the already completed units. The balances outstanding at the end of each period do not exceed their corresponding net realization values. The Company acquires a part of the land through exchange operations in which, in exchange for the land acquired it undertakes (a) to deliver real estate units of developments being built or (b) a part of the sales revenues originating from sale of the real estate units of the developments. The effective construction cost of the exchanged units is diluted in the other unsold units. The Company capitalizes interest during the construction phase (limited to the corresponding financial expense amount) in the case of existence of specific financing for the enterprises.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

f.
Expenses with sales to appropriate – The balance of the expenses to appropriate includes the expenses related to tangible assets (costs with the sales stand, mock-up apartments and corresponding furniture) of unsold units. This balance is amortized against the selling expenses account based on the cost incurred in relation to the total budgeted cost.

g.
Expenses with warranties – The Company provides limited warranties for five years covering structural flaws in the developments sold. Given that the warranties for the work performed (responsibility and costs) are usually provided by the Company’s subcontractor, the amounts paid by the Company are not significant.

h.
Prepaid expenses – Includes miscellaneous expenses, including the current part of the expenses with the issuance of debentures and the deferral of the expenses with shares pending issuance, which shall be recorded as an expense upon the issuance thereof.

i.
Property and equipment – Stated at purchase cost. Depreciation is calculated on the straight-line basis, based on the estimated useful life of the asset, as follows: (i) vehicles: 5 years; (ii) utensils and installations: 10 years; (iii) computers and software licenses: 5 years. Expenses related to the acquisition and development of computer systems are capitalized.

j.
Goodwill and discount on the acquisition of investments – The discount is represented by an acquisition realized in 2005, which will be appropriated to the result as the assets are realized. The goodwill relates to the acquisition of investments in subsidiaries, which is based on the expectation of future profitability, and is amortized exponentially and progressively over the maximum term of 10 years. Analysis of the recovery of the goodwill will be conducted annually based on the projections of future results.

k.
Real estate development obligations – Represents the estimated cost to be incurred of the units sold of the real estate enterprises launched up to December 31, 2003. The counter-entry is registered in the "Result of sales of real estate to be appropriated". The changes to the budgeted costs are registered to the extent that they are known and allocated between the cost of the sales and the result of the sales of real estate to be appropriated. The costs incurred with the unsold units are registered in "Real estate to commercialize".

l.	Obligations for purchase of real estate – Comprised of the obligations that are contractually established for the acquisitions of land.

m.
Result of the sale of real estate to be appropriated – Represents the residual net amount of the sales of units of the real estate enterprises launched up to December 31, 2003, less budgeted construction costs (that had as a counter-entry the "Real estate development obligations" account), cost of acquisition of land and financial charges of the construction financing.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date - March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

n.	Selling expenses – Include advertising, campaigns, commission and other similar expenses.

o.
Income tax and social contribution on the net profit – The income tax (25%) and the social contribution on the net profit (9%) are calculated based on their nominal rates, which total 34%. The deferred income tax is calculated over the totality of the temporary differences. As allowed by the tax regulations, certain subsidiary and associated companies elected the presumed profit taxation system. In regard to such companies the income tax base is calculated at 8% and the social contribution on the net profit at 12% over the gross revenues, to which apply the corresponding regular tax rates of this tax and contribution.

The deferred tax assets are recognized over tax losses, negative base of the social contribution on net profit and temporary differences, to the extent that the realization thereof is likely to occur. If the realization of a deferred tax asset is not likely to occur, there is no accounting recognition. Tax losses do not have a term of expiry, but offsetting is limited in future periods to 30% of the taxable profit of each period. Companies that elect the presumed profit system cannot offset tax losses incurred in a period with subsequent periods.

p.
Other current and long-term liabilities – These are stated at their known or expected value and are registered in accordance with the accrual system, together with, when applicable, the corresponding charges and monetary and exchange variations. The workers’ compensation liability, particularly related to the vacation charges and payroll, is provisioned over the period of acquisition of the right thereto.

q.	Stock option plans – The Company manages Stock Option Plans. The grant of the stock option plan to workers does not result in an accounting expense.

r.
Profit sharing plan extended to the workers and management staff – The Company distributes profit sharing to its workers and management staff (included in the general and administrative expenses). The Company’s by-laws establish the distribution of profits to management (in an amount that does not exceed their annual compensation or 10% of the Company’s net profits, whichever is less). The bonus system operates with three performance triggers, structured based on the efficiency of the corporate targets, followed by business targets and finally individual targets. The sums to be paid under this plan may differ from the accounting liabilities.

s.	Earnings per share – Calculated considering the number of outstanding shares at the date of the balance sheet, net of the treasury shares.

t.
Change of accounting practices – On March 31, 2007 the Company changed, with retroactive effects (reclassification) on the balances at December 31, 2006, the criteria of segregation of its receivables from clients between current and non-current, aiming to better present the quarterly information, as established in Deliberation CVM 506.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

4.	CASH AND BANKS AND FINANCIAL INVESTMENTS

	Parent Company		Consolidated
Type of operation	03/31/2007	12/31/2006	03/31/2007	12/31/2006

Cash and banks	24,797	37,390	34,049	45,231

Financial investments:
Investment Funds	1,580	2,059	1,580	2,059
Bank Deposit Certificates	575,432	211,865	585,623	218,869

Total cash and banks and investments	601,809	251,314	621,252	266,159

Non-current portion	-	-	-	-
Current portion	601,809	251,314	621,252	266,159

At March 31, 2007 the financial investments include earned interest from 98.0% up to 100.6% (at December 31, 2006 – 100.0% up to 100.8%) of the Inter-Bank Deposit Certificate (CDI) rate.

In conformity with Instruction CVM 408/04, the Company consolidated the financial statements of the Multimercado Arena and Multimercado Olimpic investment funds, of which it is currently the sole quotaholder. These investment funds centralize the financial investments portfolio, outsourcing the administrative tasks and maximizing the return to the shareholder.

5.	RECEIVABLES, DEVELOPMENT OBLIGATIONS AND RESULT OF SALES OF REAL ESTATE TO APPROPRIATE

a.	Receivables from clients of developments and services supplied

As of January 1, 2004 the Company prospectively applied Resolution CFC 963, which determines that the receivables be recognized to the extent the revenue is appropriated in accordance with the proportion of the financial cost incurred.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

	Parent Company		Consolidated
		(reclassified)		(reclassified)
	03/31/2007	12/31/2006	03/31/2007	12/31/2006
Total balance of developments
Current	292,662	260,755	392,634	365,741
Non-current	127,404	103,853	236,576	194,097

	420,066	364,608	629,210	559,838

Developments not reflected in the financial statements
(as determined by Resolution 963):
Current	132,384	49,184	220,894	30,161
Non-current	509,473	527,004	720,555	729,810

	641,857	576,188	941,449	759,971

	1,061,923	940,796	1,570,659	1,319,809

	Parent Company		Consolidated
Composition of the contractual value		(reclassified)		(reclassified)
of the units sold	03/31/2007	12/31/2006	03/31/2007	12/31/2006

2007	425,046	309,939	605,681	395,902
2008	167,250	288,386	288,499	442,997
2009	236,464	169,801	320,889	223,715
2010	72,250	37,755	113,188	58,714
2011 onwards	160,913	134,915	242,402	198,481

	1,061,923	940,796	1,570,659	1,319,809

b.	Real estate development obligations

The balance of the real estate development obligations, considering the enterprises launched and implemented up to December 31, 2003 (prior to the introduction of Resolution CFC 963) and those launched and implemented as of 2004, may be stated as follows:

	Parent Company		Consolidated
	03/31/2007	12/31/2006	03/31/2007	12/31/2006
Enterprises developed
up to December 31, 2003:
Current	3,740	5,425	5,088	6,733
Non-current	-	-	-	-

	3,740	5,425	5,088	6,733
Enterprises developed as of 2004 (not reflected in the financial statements):
Current	275,246	299,627	473,575	413,267
Non-current	104,393	45,957	130,341	50,591

	379,639	345,584	603,916	463,858

	383,379	351,009	609,004	470,591

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

c.	Result of sales of real estate to appropriate

The balance of the result of the sales of real estate to appropriate, considering the enterprises launched and implemented up to December 31, 2003 (prior to the introduction of Resolution CFC 963) and those launched and implemented as of 2004, may be stated as follows:

	Parent Company		Consolidated
	03/31/2007	12/31/2006	03/31/2007	12/31/2006
Enterprises developed up to December 31, 2003:
Revenues of sales to appropriate	1,371	4,895	1,551	6,249
Cost of units sold to appropriate	(1,235)	(3,532)	(1,456)	(3,810)

	136	1,363	95	2,439

	Parent Company		Consolidated
	03/31/2007	12/31/2006	03/31/2007	12/31/2006
Enterprises developed as of 2004 (not reflected in the financial statements):
Revenues of sales to appropriate	661,385	593,793	985,735	789,071
Cost of units sold to appropriate	(397,298)	(365,648)	(613,817)	(493,627)

	264,087	228,145	371,918	295,444

	264,223	229,508	372,014	297,883

d.	Allowance for doubtful accounts and client advances

The constitution of an allowance for doubtful accounts was considered unnecessary, since these credits substantially refer to developments under construction, whereby the concession of the corresponding property deeds occurs only after the liquidation and/or negotiation of the clients’ credits.

The balances of the client advances, which exceed the revenues recognized in the period, amount to R$62,833 at March 31, 2007 (December 31, 2006 - R$76,146) and are classified in "Client advances (development and services)".

e.	Sale of receivables by securitization

The Company adopted a program of securitization of receivables with third parties, through which it sold client receivables. The company that acquired the client receivables portfolio transferred the same to a fiduciary agent. The fiduciary agent then sells investment certificates ("CRIs"), which represent an undivided participation in the client receivables held by the fiduciary agent, to an investor.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

The Company uses this program to finance its cash needs more efficiently. The programs contain certain conditions and requirements related to the quality of the receivables in the client portfolio. If the conditions or requirements established in the programs are not met, the resources originating from the program could be restricted or suspended, or their cost could increase.

Assignments of receivables by securitization are registered as a sale, after certain conditions are met, and in such situation the corresponding receivables are excluded from the financial statements. In the case of existence of recourse against the Company, the receivable assigned is maintained registered in the balance sheet. The Company maintains participation in the receivables portfolio (junior CRIs) based on levels determined by the fiduciary agent that acquired the client portfolio. In this case, the junior CRIs are included in the financial statements in the "Clients – Non-Current receivables" account.

The Company entered into an agreement with Brazilian Securities Companhia de Securitização ("BSCS") on September 13, 2006, in which the Company transferred a securitized receivables portfolio to BSCS totaling R$61,800 (nominal value). BSCS issued CRIs with a term of redemption of up to 100 months. The Company agreed to assign and transfer the client receivables to BSCS in the amount of R$61,400 (present value) in exchange for cash, at the date of transfer, discounted to present value. The CRIs were issued in two different classes: senior CRIs and junior CRIs. Under such agreement the Company undertook to acquire all of the junior CRIs, representing approximately 19% of the amount issued, totaling R$11,826 (present value). The senior CRIs are indexed to the IGP-M and accrue interest at 12% per annum. The Junior CRIs were issued to secure a minimum return to the senior CRIs and can only be redeemed after the senior CRIs are totally redeemed.

The Company measures the market value of its participation in the assigned receivables portfolio (junior CRIs) throughout the total term of maturity of the securitization program. Additionally, the Company estimates and registers a provision for losses over the percentage of its participation maintained in portfolio, when necessary. In this regard the book value of this participation is equal to its corresponding market value.

6.	REAL ESTATE TO COMMERCIALIZE

	Parent Company		Consolidated
	03/31/2007	12/31/2006	03/31/2007	12/31/2006

Land	177,133	141,965	214,235	160,333
Real estate under construction	187,372	185,328	295,704	249,287
Completed units	12,169	12,169	49,520	31,369

	376,674	339,462	559,459	440,989

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

The Company has undertaken commitments to build units, exchanged for the acquisition of land, which are stated in the balance sheet as follows: (i) budgeted construction cost of exchanged units diluted in the other units sold (registered in real estate development obligation); (ii) effective cost of construction of exchanged units diluted in the other unsold units, registered in real estate under construction.

7.	OTHER RECEIVABLES – CURRENT

	Parent Company		Consolidated
	03/31/2007	12/31/2006	03/31/2007	12/31/2006

Miscellaneous current accounts (a)	210,033	237,466	40,265	47,272
Values with brokers	8,470	8,746	14,780	10,765
Assignment of receivable credit (b)	9,055	10,773	9,055	10,773
Financing of clients to release (c)	10,448	10,513	10,635	10,413
Deferred PIS and COFINS	17,097	16,805	20,555	19,947
Advances for future capital increase	5,986	5,286	3,215	-
Other	20,070	13,670	19,351	12,431

	281,159	303,259	117,856	111,601

(a)
The Company participates in the development of real estate ventures jointly with other partners, directly or through related parties, based on the constitution of condominiums and/or consortiums. The management structure of these ventures and the cash management are centralized in the leading company of the enterprise, which manages the works and the budgets. Thus, the leader of the enterprise assures that the allocations of the resources needed are made and applied as planned. The sources and allocations of resources of the venture are reflected in these balances, observing the participation percentage, which are not subject to adjustment or financial charges and do not have a predetermined maturity. The average term of development and completion of the enterprises in which the resources are allocated is three years. Other payables to partners of real estate ventures are presented separately.

(b)
In 2003 the Company acquired credits from units of the Chácara Alto da Boa Vista enterprise. These assets were acquired in the form of assumption of debt with Ourinvest Participações S.A., in the amount of R$8,427, registered in the other payables account, segregated between current and non-current, according to the maturity of the 101 monthly installments, adjusted by monetary correction based on the IGP-M + 6% per annum. The credits acquired accrue interest at 12% per annum, above the variation in the INCC (construction phase) / IGP-M (date subsequent to delivery of the keys). The difference between the value of the acquired credit portfolio and the registered amount is appropriated to financial revenue as the amounts are received.

(c)
The client financing to release corresponds to amounts to receive from clients with contracts of transfer of bank financing already signed, the resources of which, up to the date of the balance sheet, had not been released by the financing institution.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

8.	INVESTMENTS

Investments in subsidiaries

	Participation		Net Equity		Net profit (loss) in the period
Investees	Mar/07	Dec/06	Mar/07	Dec/06	Mar/07	Dec/06

PENÍNSULA I SPE SA	50.00%	50.00%	(703)	(963)	260	(261)
PENÍNSULA 2 SPE SA	50.00%	50.00%	(3,288)	(3,222)	(66)	(119)
RES.DAS PALMEIRAS INC.SPE LT	90.00%	90.00%	1,556	1,443	113	349
GAFISA SPE 36 EMPR.IMOB.LTDA.	99.80%	99.80%	738	(54)	792	848
GAFISA SPE 38 EMPR.IMOB.LTDA.	99.80%	99.80%	1,877	439	1,438	1,165
GAFISA SPE 40 EMPR.IMOB.LTDA.	50.00%	50.00%	(236)	(512)	276	(348)
GAFISA SPE 41 EMPR.IMOB.LTDA.	99.80%	99.80%	9,790	6,855	2,935	6,696
GAFISA SPE 42 EMPR.IMOB.LTDA.	50.00%	50.00%	(560)	(293)	(267)	(293)
GAFISA SPE 43 EMPR.IMOB.LTDA.	99.80%	99.80%	(2)	(1)	(0)	(2)
GAFISA SPE 44 EMPR.IMOB.LTDA.	99.80%	99.80%	(1)	(1)	(0)	(1)
GAFISA SPE 45 EMPREEND.IMOBILI	99.80%	99.98%	280	406	(126)	20
GAFISA SPE 46 EMPREEND.IMOBILI	60.00%	60.00%	(1,238)	(966)	(271)	(966)
GAFISA SPE 47 EMPREEND.IMOBILI	99.80%	99.80%	(6)	(1)	(4)	(1)
GAFISA SPE 48 EMPREEND.IMOBILI	99.80%	99.80%	(2)	(1)	(1)	(1)
GAFISA SPE 55 EMPR.IMOB.LTDA.	99.80%	0.00%	1	-	(0)	-
DOLCE VITABELLA VITA SPE SA	50.00%	50.00%	(223)	(234)	11	115
DV SPE AS	50.00%	50.00%	952	964	(12)	(728)
VILLAGIO PANAMBY TRUST SA	50.00%	50.00%	3,893	3,923	(30)	119
GAFISA SPE 22 LTDA.	49.00%	49.00%	(1,277)	(1,080)	(197)	(37)
BLUE I SPE LTDA.	66.67%	66.67%	13,702	13,551	151	1,392
BLUE II PLAN.PROM.E VENDA LT	50.00%	50.00%	29,306	28,635	671	(7,417)
JARDIM I PLANEJ.PROM.VDA.LTDA.	50.00%	50.00%	12,416	14,007	(1,591)	(77)
JARDIM II PLANEJ.PROM. VDA .LTDA.	99.80%	99.80%	(867)	(800)	(67)	3
SAIRA VERDE EMPREEND.IMOBIL.LT	70.00%	70.00%	4,820	5,443	(623)	5,732
GAFISA SPE 30 .LTDA.	99.80%	99.80%	11,086	7,897	3,190	7,482
VERDES PRAÇAS INC.IMOB.SPE.LT	99.80%	99.80%	21,926	21,746	180	11,391
GAFISA SPE-32 LTDA.	99.80%	99.80%	1	1	(0)	(0)
GAFISA SPE-33 LTDA.	100.00%	100.00%	10,823	9,559	1,263	(2,091)
GAFISA SPE-34 LTDA.	99.80%	99.80%	(3)	(2)	(1)	(1)
GAFISA SPE-35 LTDA.	99.80%	99.80%	822	(48)	870	849
GAFISA SPE-37 EMPREEND.IMOBIL.	99.80%	99.80%	6,903	5,868	1,035	3,461
GAFISA SPE 39 EMPR.IMOBIL.LTDA.	99.80%	99.80%	2,326	1,261	1,065	1,819
GAFISA SPE-51 EMPRE.IMOB.LTDA.	99.80%	0.00%	(20)	-	(20)	-
TINER CAMPO BELO I EMPR.IMOBIL.	45.00%	45.00%	6,361	5,649	712	4,687
O BOSQUE	30.00%	30.00%	3,435	2,667	(81)	(166)
ALTA VISTTA	50.00%	50.00%	(854)	(233)	(355)	(253)
DEP.JOSÉ LAJES	50.00%	50.00%	(14)	12	(26)	(8)
SÍTIO JATIÚCA	50.00%	50.00%	(331)	(79)	(168)	(99)
SPAZIO NATURA	50.00%	50.00%	(126)	(26)	(9)	(46)
AUSA	60.00%	0.00%	(23,997)	-	4,197	-
DIODON PARTICIPAÇÕES LTDA.	100.00%	100.00%	31,982	31,920	62	(869)

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

	Participation		Investments		Equity in results
Investees	Mar/07	Dec/06	Mar/07	Dec/06	Mar/07	Dec/06

PENÍNSULA I SPE SA	50.00%	50.00%	(351)	(481)	130	(131)
PENÍNSULA 2 SPE SA	50.00%	50.00%	(1,644)	(1,611)	(33)	(59)
RES.DAS PALMEIRAS INC.SPE LT	90.00%	90.00%	1,401	1,299	102	314
GAFISA SPE 36 EMPR.IMOB.LTDA.	99.80%	99.80%	736	(55)	790	846
GAFISA SPE 38 EMPR.IMOB.LTDA.	99.80%	99.80%	1,873	438	1,435	1,163
GAFISA SPE 40 EMPR.IMOB.LTDA.	50.00%	50.00%	(118)	(256)	138	(174)
GAFISA SPE 41 EMPR.IMOB.LTDA.	99.80%	99.80%	9,770	6,841	2,929	6,682
GAFISA SPE 42 EMPR.IMOB.LTDA.	50.00%	50.00%	(280)	(147)	(133)	(147)
GAFISA SPE 43 EMPR.IMOB.LTDA.	99.80%	99.80%	(2)	(1)	(0)	(2)
GAFISA SPE 44 EMPR.IMOB.LTDA.	99.80%	99.80%	(1)	(1)	(0)	(1)
GAFISA SPE 45 EMPREEND.IMOBILI	99.80%	99.98%	280	405	(125)	20
GAFISA SPE 46 EMPREEND.IMOBILI	60.00%	60.00%	(743)	(580)	(163)	(580)
GAFISA SPE 47 EMPREEND.IMOBILI.	99.80%	99.80%	(6)	(2)	(4)	(1)
GAFISA SPE 48 EMPREEND.IMOBILI.	99.80%	99.80%	(2)	(1)	(1)	(1)
GAFISA SPE 55 EMPR.IMOB.LTDA.	99.80%	0.00%	1	0	(0)	-
DOLCE VITABELLA VITA SPE SA	50.00%	50.00%	(111)	(117)	5	58
DV SPE SA	50.00%	50.00%	476	482	(6)	(364)
VILLAGIO PANAMBY TRUST SA	50.00%	50.00%	1,946	1,962	(15)	59
GAFISA SPE 22 LTDA.	49.00%	49.00%	(626)	(529)	(97)	(18)
BLUE I SPE LTDA.	66.67%	66.67%	9,135	9,035	100	928
BLUE II PLAN.PROM.E VENDA LT	50.00%	50.00%	14,653	14,318	336	(3,709)
JARDIM I PLANEJ.PROM.VDA.LTDA.	50.00%	50.00%	6,208	7,004	(796)	(38)
JARDIM II PLANEJ.PROM. VDA .LTDA.	99.80%	99.80%	(866)	(799)	(67)	3
SAIRA VERDE EMPREEND.IMOBIL.LTDA.	70.00%	70.00%	3,374	3,810	(436)	4,012
GAFISA SPE 30 LTDA.	99.80%	99.80%	11,064	7,881	3,183	7,467
VERDES PRAÇAS INC.IMOB. SPE. LT	99.80%	99.80%	21,882	21,702	180	11,368
GAFISA SPE-32 LTDA.	99.80%	99.80%	1	1	(0)	(0)
GAFISA SPE-33 LTDA.	100.00%	100.00%	10,823	9,559	1,263	(2,091)
GAFISA SPE-34 LTDA.	99.80%	99.80%	(3)	(2)	(1)	(1)
GAFISA SPE-35 LTDA.	99.80%	99.80%	821	(48)	868	847
GAFISA SPE-37 EMPREEND.IMOBIL.	99.80%	99.80%	6,889	5,857	1,033	3,454
GAFISA SPE 39 EMPR.IMOBIL.LTDA.	99.80%	99.80%	2,322	1,259	1,063	1,815
GAFISA SPE-51 EMPRE.IMOB.LTDA.	99.80%	0.00%	(20)	0	(20)	-
TINER CAMPO BELO I EMPR.IMOBIL.	45.00%	45.00%	2,862	2,542	321	2,109
O BOSQUE	30.00%	30.00%	1,031	3,345	(24)	(219)
ALTA VISTTA	50.00%	50.00%	(427)	(116)	(177)	(126)
DEP.JOSÉ LAJES	50.00%	50.00%	(7)	5	(13)	(4)
SÍTIO JATIÚCA	50.00%	50.00%	(165)	(39)	(84)	(49)
SPAZIO NATURA	50.00%	50.00%	(63)	(13)	(4)	(23)
AUSA (*)	60.00%	0.00%	(14,398)	0	2,518	-
DIODON PARTICIPAÇÕES LTDA.	100.00%	100.00%	31,982	31,920	62	(869)
(*) The financial statements used to calculate the equity accounting adjustment and consolidation of the quarterly information of 03/31/2007 are of the base date 02/28/2007, in accordance with Deliberation CVM 247 and Law 6.404/76.

	119,697	124,867	14,257	32,539
Provision for loss on Investments	19,829
Investment/Goodwill on acquisition – AUSA	170,941
Amortization of Goodwill – AUSA	(3,750)
Other Investments/Goodwill – subsidiaries	2,734	4,791	(259)
Amortization of discount – Diodon	(1,272)	(2,297)		5,445
	308,179	127,361	13,998	37,984

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

On January 8, 2007 the Company acquired the totality of the shares of Catalufa Participações Ltda. (“Catalufa”) by exchanging shares that it owned in the amount of R$134,029. The Company’s Management then merged Catalufa based on its book value at the base date of the operation. The main asset of Catalufa on this base date was the investment in the subsidiary Alphaville Urbanismo S.A. (“AUSA”), with a provision for net capital deficiency, recorded on the equity method of accounting and a participation of 57.42% in the corporate capital, which subsequently increased to 60% pursuant to the capital increase described below.

The difference between the book value of the investment after the Company paid up capital in AUSA in the sum of R$20,000 and its market value, supported by an appraisal report, was registered as goodwill of R$170,941 based on expected future profitability. The balance of the goodwill will be amortized in 120 months, exponentially and progressively based on the expected future profitability.

9.	LOANS AND FINANCING

		Parent Company		Consolidated
Type of operation	Annual interest rate	03/31/2007	12/31/2006	03/31/2007	12/31/2006

National Housing System (SFH)	TR + 6.2 up to 15.0%	9,911	6,069	34,249	26,378
Assumption of debt from mergers of shareholders	TR + 10% up to 12.0%	16,925	18,027	16,925	18,027
Financing of enterprises	CDI + 3% up to 6.3%	-	-	23,147	-
Working Capital	CDI + 3.5% up to 6.2%	-	-	34,952	-
Others	19.6% up to 25.7% per annum	-	-	3,912	-

Total		26,836	24,096	113,185	44,405

Non-current portion		(14,960)	(14,779)	(59,469)	(27,100)

Current portion		11,876	9,317	53,716	17,305

Rates:

TR – Referential Rate
INPC – National Consumer Prices Index
TJLP – Long-term Interest Rate
IGP-M – General Prices Index - Market

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

SFH - The Company has credit lines from the SFH, the resources of which are released throughout the construction of the related developments.

Assumption of debt from merger of shareholders – this corresponds to debts assumed from former shareholders with maturities up to 2013.

Financing of Developments and Working Capital – correspond to credit lines from banks to obtain the resources needed for the ventures of AUSA.

As guarantee to secure the loans and financing, the investors provided sureties, mortgages were given on the units, and credit rights were pledged.

The Company is subject to several relevant indices and limits of positive and negative performance (covenants), including, inter alia: (a) limitations on the level of total indebtedness, (b) relation with the quantity and amount of personal guarantees (avais), mortgage of units and pledge of credit rights to grant, (c) certain conditions to be met in transactions with related parties, which in general must be carried out under normal market conditions and those adopted in similar operations with third parties, and (d) maintenance of financial and liquidity ratios calculated based on the financial statements prepared in accordance with the accounting practices adopted in Brazil. At March 31, 2007 the Company was in compliance with the clauses described above.

The non-current installments at March 31, 2007 mature in 2008 (R$23,317), 2009 (R$23,027), 2010 (R$10,801), 2011 and subsequently (R$2,324), in the consolidated.

10.	DEBENTURES

On September 29, 2006 the Company obtained approval of its Second Distribution of Debentures Program, which enabled the offering of simple debentures, non-convertible into shares, of the type subordinated and/or with a property and/or unsecured guarantee limited to the sum of R$500,000. Under this Program the Company issued a series of 24,000 debentures, corresponding to a total of R$240,000, with the following features:

Program/ Issuances	Amount	Annual Remuneration	Maturity	03/31/2007	12/31/2006

Second/ 1st issuance	240,000	CDI + 1.30%	September 2011	242,663	251,038

Total				242,663	251,038
(-) Current portion				(2,663)	(11,038)

Non-current portion				240,000	240,000

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

In addition to the early maturity clauses, which are common in this type of operation, the second debentures program establishes the compliance with certain covenants, which include, inter alia, the maintenance of minimum levels of net indebtedness, balance of receivables and early maturity clause in the event the Company obtains a risk classification lower than a predetermined level. At March 31, 2007 the Company was in compliance with the aforesaid clauses.

11.	OTHER PAYABLES – CURRENT

	Parent Company		Consolidated
	03/31/2007	12/31/2006	03/31/2007	12/31/2006

Loans with partners in real estate ventures	-	-	3,740	2,079
Current accounts	106,078	119,227	11	87
Assignment of credits payable	1,373	1,358	1,373	1,358
Provision for loss on investments	11,789	4,791	-	-
Other payables	4,365	2,933	13,251	4,283

	123,605	128,309	18,375	7,807

The loans with partners in real estate ventures are related to amounts due under contracts involving the payment of current accounts, in which IGP-M variation, plus 12% per annum, applies.

12.	COMMITMENTS AND CONTINGENCIES

a.	Tax, labor and civil law cases

The Company is involved in lawsuits in Brazil that arise from the normal course of business and has constituted a provision when it deems a loss likely and reasonably quantifiable. In regard to such cases certain court deposits were made ("Other assets – long-term receivables") and will be transferred to the result when ruled in favor of the Company.

04.01 – NOTES TO QUARTERLY INFORMATION

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

The movement of the provision for contingencies is summarized below:

	Parent Company		Consolidated
	03/31/2007	12/31/2006	03/31/2007	12/31/2006

Opening balance	4,105	4,422	4,105	4,422
Additions	495	725	495	725
Reductions	(417)	(856)	(417)	(856)
Reversals	-	(186)	-	(186)
Addition from the acquisition of AUSA	-	-	16,695	-
Closing balance	4,183	4,105	20,878	4,105

Non-current portion	-	-	(16,695)	-

Current portion	4,183	4,105	4,183	4,105

Following the investment in the company Alphaville (AUSA), originated from the merger of Catalufa, we are currently a party in judicial and administrative cases involving the Excise Tax (IPI) and Value-Added Tax on Sales and Services (ICMS) due on two importations of aircraft in 2001 and 2005 under leasing agreements without purchase option. The chances of defeat in the ICMS case is estimated by the attorneys that are handling it as: (i) probable in regard to the principal and interest, and (ii) remote in regard to the fine for non-compliance with ancillary obligation. The contingency estimated by the attorney as a probable loss amounts to R$20,878, and is provisioned in the quarterly information of March 31, 2007, R$15,793 of which refers to the aforesaid case.

Furthermore, at March 31, 2007 other cases involving the Company were pending, the outcome of which, in the legal counsel’s opinion could be a possible, but not probable loss, amounting to approximately R$48,125, in respect of which the Company’s management believes that it is not necessary to constitute a provision for losses.

From the total resources obtained in the offering of the Company's shares in the New Market, R$27,979 was retained in a “restricted deposit” account pursuant to a court order. The Company is appealing such decision on the grounds the claim lacks merit. No provision was constituted in the quarterly information of March 31, 2007 based on the position of the Company’s legal counsel.

b.	Obligations related to the completion of the real estate developments

The Company is committed to deliver real estate units to be built, in exchange for land acquired. The Company also undertook to complete the units sold and abide by the laws that regulate the civil construction sector, including the obtaining of the relevant government licenses.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

13.	SHAREHOLDER’S EQUITY

a.	Corporate capital

In the Shareholders Special Meeting (AGE) held on January 26, 2006 the shareholders approved the conversion of the totality of the existing preferred shares into common shares. On the same date the Board of Directors increased the limit of the authorized capital up to 50,000,000 shares, approved the terms and conditions of the public offer of shares of the Company and the adaptation of the By-laws to the New Market requirements.

On January 27, 2006 the shareholders approved the split of the common shares in the ratio of 1 to 3. The splitting of the shares was adopted without change of the corporate capital and the new shares created pursuant to the splitting were credited to the shareholders proportionally to the shares in the share register. Consequently, the total number of shares increased on that date from 27,774,772 to 83,324,316.

On February 16, 2006 a capital increase of R$352,757 was approved, through the issuance, for public subscription, of 26,724,000 new common shares, without par value, at the issuance price of R$18,50 per share, totaling R$494,394, of which R$352,757 was allocated to the corporate capital account and R$141,637 was allocated to the capital reserve account, as share premium, in accordance with Article 182, Paragraph 1 “a” of Law 6.404/76.

During 2006 the Board of Directors approved, pursuant to the exercise of existing stock options, the issuance of 1,532,724 shares with a capital increase of R$8,209.

In January 2007 the acquisition of 60% of AlphaVille Urbanismo S.A. (“AUSA”) arising from the merger of Catalufa Participações Ltda. was approved, and on the same date a capital increase of R$134,029 through the issuance, for public subscription, of 6,358,116 new common shares, all to form part of the corporate capital, was also approved.

On March 15, 2007 a capital increase of R$487,813 was approved, through the issuance for public subscription of 18,761,992 new common shares, without par value, at the issue price of R$26 per share, in accordance with Article 170, Paragraph 1 of Law 6.404/76.

On March 31, 2007 the corporate capital corresponded to R$1,214,580, represented by 131,769,430 common, book-entry shares without par value, 3,124,972 of which were treasury shares.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

b.	Stock Option Plan

A total of five stock option plans are offered by the Company. The first plan was launched in 2000 and is managed by a committee that periodically creates new stock option plans, determining the clauses in general and which, inter alia, (a) define the period of employment that is required for the employees to be eligible to benefit from the plans, (b) the selection of the employees that are entitled to participate and (c) establish the prices of the purchase of preferred shares to be exercised under the plans.

The price of the grant is adjusted according to the variation in the IGP-M, accruing annual interest at 6%. The stock option may be exercised in one to three years subsequent to the start date of the work period established in each of the plans.

The Company may decide to issue new shares or transfer the treasury shares to the workers in accordance with the clauses established in the plans. The Company holds a priority right in the case of refusal to purchase the shares issued under the plans in the event of dismissal and retirement. In such case the sums advanced are returned to the workers, in certain circumstances, in amounts that correspond to the greater of the market value of the stock (as established in the rules of the plans) or the amount paid plus monetary correction based on the variation in the IGP-M and annual interest of 6%.

14.	INCOME TAX AND SOCIAL CONTRIBUTION

a.	Composition of deferred assets/liabilities

	Parent Company		Consolidated
	03/31/2007	12/31/2006	03/31/2007	12/31/2006

Asset:
Tax benefit arising from the merger of shareholders	11,676	12,454	11,676	12,454
Tax losses and negative CSLL tax base	17,939	14,363	24,171	15,880
Temporary differences	24,074	21,309	24,074	24,800

	53,689	48,126	59,921	53,134

Liabilities:
Difference between the revenues taxed on the cash basis and the amount recorded on the accrual basis:	31,045	24,704	43,848	32,259

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

The Company calculates its taxes based on the recognition of results proportionally to the receipt of the contracted sales, in accordance with the rules determined by the Federal Revenue (SRF) Instruction 84/79, which differs from the calculation of the accounting revenues based on the costs incurred versus budgeted cost. The taxation will occur over an average period of three years, considering the term for receipt of the sales and the completion of the corresponding construction.

With the merger of Urucari and Campsas, the Company acquired the right to amortize, for statutory and tax purposes, the goodwill of R$47,055, generated on the acquisition by the shareholders of their participations in the Company. The amortization of this goodwill results in a future tax benefit to the Company during the estimated period of up to ten years. The tax benefit of R$15,567 was registered as a deferred tax asset with a counter-entry of a proportional increase in the special goodwill reserve in the net equity.

At March 31, 2007 the parent company had tax losses and negative CSLL tax bases, totaling R$122,096 (2006: R$67,971), with corresponding tax benefits of R$41,513 (2006: R$23,110). The net tax effect of the tax losses and negative CSLL tax base registered as an asset totals R$24,025 at March 31, 2007 (2006: R$15,880).

The Company did not record the deferred income tax asset on the tax losses of its jointly-controlled subsidiaries which adopted the real profit system and the remaining losses are limited to the amount for which the offsetting is supported by the projection of profits of the next 10 years, discounted to present value, according to Instruction CVM 273/98 and 371/02. Based on the projections of generation of future taxable results of the parent company and subsidiaries, the estimated recovery of the consolidated balance of the deferred income tax and CSLL asset in the ten years period is as follows: 2007 - R$2,820; 2008 - R$12,604 and R$44,351 in 2009 and subsequently. The projections of future taxable profits consider estimates that are related, inter alia, with the Company’s performance and also the behavior of the market in which it is engaged and certain economic factors. The actual values could differ from the estimates.

15.	FINANCIAL INSTRUMENTS

The Company restricts its exposure to credit risks associated with banks and financial investments, investing in first class financial institutions and with remuneration in short term securities. In regard to the receivables, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. At March 31, 2007 and December 31, 2006 no material concentration of credit risk associated with clients existed.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

The Company did not operate with derivatives in the period ended March 31, 2007 and year ended December 31, 2006. The book value of the financial instruments of the balance sheet accounts is approximately equivalent to their market value and such instruments are represented substantially by financial investments, loans and financing.

16.	INSURANCE

Gafisa S.A. and its subsidiaries maintain civil liability insurance related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient to cover any risks involving its assets and/or responsibilities.

17.	SUPPLEMENTARY INFORMATION ON CASH FLOW

	Parent Company		Consolidated
	03/31/07	03/31/06	03/31/07	03/31/06

Cash flow from operating activities
Net profit (loss) in the period	(12,552)	(14,779)	(12,552)	(14,779)
Expenses (revenues) that do not affect cash
Depreciation and amortization	4,875	712	5,061	712
Interest and financial charges, net	9,029	3,753	10,449	5,720
Deferred taxes and contributions	-	22,074	(7,652)	24,005
Amortization of discount	(1,016)	(1,748)	(1,016)	(1,748)
Provision for contingencies	78	(527)	78	(527)
Equity accounting	(13,998)	(7,958)	-	-
Prior period adjustment	-	29,972	-	29,972
Minority interest	-	-	(9,489)	-

Decrease (increase) in asset accounts
Clients	(55,456)	10,477	(69,371)	7,350
Real estate to commercialize	(37,212)	23,099	(118,469)	34,791
Other receivables	19,026	(102,902)	(12,404)	(97,102)
Prepayments and deferred expenses with sales	(1,114)	(35,409)	(2,246)	(43,249)

Increase (decrease) in liability accounts
Real estate development obligations	(1,687)	(25,880)	(1,645)	(31,927)
Obligations for purchase of real estate	9,550	(2,926)	15,477	(5,117)
Taxes and contributions	3,291	(8,470)	7,470	(8,121)
Result of sale of real estate to appropriate	(1,228)	(15,374)	(2,345)	(18,897)
Assignment of credits payable	(186)	(229)	(186)	(229)
Others	(10,845)	(2,057)	56,971	(15,737)

Net cash used in operating activities	(89,446)	(128,173)	(141,868)	(134,884)

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

Parent Company		Consolidated
03/31/07	03/31/06	03/31/07	03/31/06

Cash flow from investing activities
Acquisition of fixed assets	(4,076)	(1,070)	(8,423)	(1,070)
Subsidiaries acquired, net of cash	(165,807)	(18,554)	(169,058)	-

Cash used in investing activities	(169,880)	(19,624)	(177,481)	(1,070)

Cash flow from financing activities
Capital increase	622,787	502,969	622,787	502,969
Debt (including debentures)
Issuances	3,726	-	71,232	-
Repayments	(18,395)	(4,450)	(21,282)	(19,140)
Assignment of receivable credit	1,704	(696)	1,704	(696)

Cash provided by financing activities	609,822	497,823	674,441	483,133

Net increase of cash and banks and financial investments	350,496	350,026	355,092	347,179

Cash and banks and financial investments at beginning of period	251,313	113,647	266,159	133,892

Cash and banks and financial investments at end of period	601,809	463,673	621,251	481,071

********

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

05.01 – COMMENT ON THE COMPANY’S PERFORMANCE DURING THE QUARTER

SEE 08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2007	4 - 12/31/2006
1	Total Assets	2,241,757	1,494,217
1.01	Current Assets	1,717,864	1,206,967
1.01.01	Available funds	621,252	266,159
1.01.01.01	Cash and banks	34,049	45,231
1.01.01.02	Financial Investments	587,203	220,928
1.01.02	Credits	392,634	365,741
1.01.02.01	Trade accounts receivable	392,634	365,741
1.01.02.01.01	Receivables from clients of developments	365,848	335,536
1.01.02.01.02	Receivables from clients of construction and services rendered	26,539	29,814
1.01.02.01.03	Other Receivables	247	391
1.01.02.02	Sundry Credits	0	0
1.01.03	Inventory	559,459	440,989
1.01.03.01	Real estate to commercialize	559,459	440,989
1.01.04	Other	144,519	134,078
1.01.04.01	Expenses with sales to incorporate	18,972	17,032
1.01.04.02	Prepaid expenses	7,691	5,445
1.01.04.03	Other receivables	117,856	111,601
1.02	Non Current Assets	523,893	287,250
1.02.01	Long Term Assets	340,784	276,560
1.02.01.01	Sundry Credits	236,576	194,097
1.02.01.01.01	Receivables from clients of developments	236,576	194,097
1.02.01.01.02	Financial Investments	0	0
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	104,208	82,463
1.02.01.03.01	Deferred income and social contribution taxes	59,921	53,134
1.02.01.03.02	Other receivables	16,308	1,350
1.02.01.03.03	Court deposits	27,979	27,979
1.02.02	Permanent Assets	183,109	10,690
1.02.02.01	Investments	171,602	2,544
1.02.02.01.01	Interest in direct and indirect associated companies	0	0
1.02.02.01.02	Interest in associated companies - Goodwill	0	0
1.02.02.01.03	Interest in Subsidiaries	171,602	2,544
1.02.02.01.04	Interest in Subsidiaries - goodwill	0	0
1.02.02.01.05	Other Investments	0	0
1.02.02.02	Property, plant and equipment	11,507	8,146
1.02.02.03	Intangible assets	0	0
1.02.02.04	Deferred charges	0	0

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2007	4 - 12/31/2006
2	Total Liabilities	2,241,757	1,494,217
2.01	Current Liabilities	416,643	340,744
2.01.01	Loans and Financing	53,716	17,305
2.01.02	Debentures	2,663	11,038
2.01.03	Suppliers	62,144	26,683
2.01.04	Taxes, charges and contributions	49,045	41,574
2.01.04.01	PIS Contribution	13,642	12,762
2.01.04.02	COFINS Contribution	27,533	24,079
2.01.04.03	Installed payment of PIS and COFINS	2,517	2,883
2.01.04.04	Other taxes and contributions payable	5,353	1,850
2.01.05	Dividends Payable	11,163	11,025
2.01.06	Provisions	4,183	4,105
2.01.06.01	Provision for Contingencies	4,183	4,105
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	233,729	229,014
2.01.08.01	Real estate development obligations	5,088	6,733
2.01.08.02	Obligations for purchase of land	127,846	120,239
2.01.08.03	Payroll, profit sharing and related charges	19,587	18,089
2.01.08.04	Advances from clients - real state and services	62,833	76,146
2.01.08.05	Other liabilities	18,375	7,807
2.02	Non Current Liabilities	410,281	339,386
2.02.01	Long Term Liabilities	409,000	337,089
2.02.01.01	Loans and Financing	59,469	27,100
2.02.01.02	Debentures	240,000	240,000
2.02.01.03	Provisions	16,695	0
2.02.01.03.01	Provision for Contingencies	16,695	0
2.02.01.04	Accounts payable to related parties	0	0
2.02.01.05	Advance for future capital increase	2,648	0
2.02.01.06	Other	90,188	69,989
2.02.01.06.01	Real estate development obligations	0	0
2.02.01.06.02	Obligations for purchase of land	14,055	6,184
2.02.01.06.03	Result of sales of real estate to appropriate	95	2,439
2.02.01.06.04	Deferred income and social contribution taxes	43,848	32,259
2.02.01.06.05	Other liabilities	32,190	29,107
2.02.02	Future taxable income	1,281	2,297
2.03	Non-controlling shareholders’ interest	(9,489)	0
2.04	Shareholders' equity	1,424,322	814,087
2.04.01	Paid-in capital stock	1,214,580	591,742
2.04.02	Capital Reserves	167,276	167,276
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2007	4 - 12/31/2006
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.04.04	Revenue reserves	42,466	55,069
2.04.04.01	Legal	9,905	9,905
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained earnings	32,561	45,164
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other revenue reserves	0	0
2.04.05	Retained earnings/accumulated losses	0	0
2.04.06	Advances for future capital increase	0	0

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2007 to 3/31/2007	4 - 1/1/2007 to 3/31/2007	5 - 1/1/2006 to 3/31/2006	6 - 1/1/2006 to 3/31/2006
3.01	Gross Sales and/or Services	246,053	246,053	144,961	144,961
3.01.01	Real estate development and sales	242,727	242,727	130,450	130,450
3.01.02	Construction services rendered	3,326	3,326	14,511	14,511
3.02	Gross Sales Deductions	(21,737)	(21,737)	(12,736)	(12,736)
3.02.01	Cancelled unites	(10,713)	(10,713)	(7,468)	(7,468)
3.02.02	Taxes on services and revenues	(8,883)	(8,883)	(5,268)	(5,268)
3.02.03	Brokerage fee on sales	(2,141)	(2,141)	-	-
3.03	Net Sales and/or Services	224,316	224,316	132,225	132,225
3.04	Cost of Sales and/or Services	(156,356)	(156,356)	(96,900)	(96,900)
3.04.01	Cost of Real estate development	(156,356)	(156,356)	(96,900)	(96,900)
3.05	Gross Profit	67,960	67,960	35,325	35,325
3.06	Operating Expenses/Income	(75,669)	(75,669)	(49,865)	(49,865)
3.06.01	Selling Expenses	(12,006)	(12,006)	(9,526)	(9,526)
3.06.02	General and Administrative	(19,134)	(19,134)	(8,469)	(8,469)
3.06.02.01	Profit sharing	(3,111)	(3,111)	-	-
3.06.02.02	Management Fees	-	-	-	-
3.06.02.03	Other Administrative Expenses	(16,023)	(16,023)	(8,469)	(8,469)
3.06.03	Financial	(8,685)	(8,685)	(3,975)	(3,975)
3.06.03.01	Financial income	8,080	8,080	10,702	10,702
3.06.03.02	Financial Expenses	(16,765)	(16,765)	(14,677)	(14,677)
3.06.04	Other operating income	-	-	55	55
3.06.05	Other operating expenses	(35,585)	(35,585)	(29,119)	(29,119)
3.06.05.01	Tax Expenses	-	-	(1,070)	(1,070)
3.06.05.02	Depreciation and Amortization	(5,061)	(5,061)	(712)	(712)
3.06.05.03	Extraordinary Expenses	(30,174)	(30,174)	(27,337)	(27,337)
3.06.05.04	Other operating expenses	(350)	(350)	-	-

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 – CODE	2 - DESCRIPTION	3 - 1/1/2007 to 3/31/2007	4 - 1/1/2007 to 3/31/2007	5 - 1/1/2006 to 3/31/2006	6 - 1/1/2006 to 3/31/2006
3.06.06	Earnings (losses) on equity of affiliates	(259)	(259)	1,169	1,169
3.07	Total operating income	(7,709)	(7,709)	(14,540)	(14,540)
3.08	Total non-operating (income) expenses, net	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes/profit sharing	(7,709)	(7,709)	(14,540)	(14,540)
3.10	Provision for income and social contribution taxes	(1,591)	(1,591)	(830)	(830)
3.11	Deferred Income Tax	(1,551)	(1,551)	592	592
3.12	Statutory Profit Sharing/Contributions	0	0	0	0
3.12.01	Proft Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ Equity	0	0	0	0
3.14	Non-controlling shareholders’ interest	(1,701)	(1,701)	0	0
3.15	Income/Loss for the Period	(12,552)	(12,552)	(14,778)	(14,778)
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	128,644	128,644	107,939	107,939
	EARNINGS PER SHARE (Reais)
	LOSS PER SHARE (Reais)	(0.09757)	(0.09757)	(0.13691)	(0.13691)

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Gafisa Reports Record First Quarter Results
Net operating revenue increases 70%
Company posts 87% growth in launches and 67% growth in pre-sales

Săo Paulo, May 7 , 2007 - Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading diversified national homebuilders, today reported record financial results for the first quarter ended March 31 st , 2007 (1Q07). The following financial and operating information, unless otherwise indicated, was prepared and presented in accordance to Brazilian GAAP (BR GAAP) and in Brazilian Reais (R$). Additionally, financial statements and operating information consolidate the numbers for Gafisa and its subsidiaries, including AlphaVille´s numbers for January and February, and refer to Gafisa’s stake (or participation) in its developments.

Commenting on first quarter results, Wilson Amaral, chief executive officer of Gafisa, S.A. said: “In 2006 we expanded our national footprint and are now one of the most geographically diversified homebuilders in Brazil. In 2007 we will continue our national push, focusing on diversifying our product portfolio to serve all levels of the homebuyer market. Continued positive industry trends combined with our national scope, strong brand recognition and customer preference, and well capitalized balance sheet will enable us to achieve rapid and sustainable growth.” Additional management comments about the Company’s results can be found on page 4 of this release.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

IR Contact
Email: ir@gafisa.com.br
Tel: +55 (11) 3025-9305
IR Website:
www.gafisa.com.br/ir
1Q07 Earnings Results
Conference Call
Date:
Tuesday, May 8th, 2007
> In English
11:00am EST
12:00pm Brasilia Time
Phone: +1 (973) 935-8893
Code: 8740042
Replay: +1 (973) 341-3080
Code: 8740042
9:00am EST
10:00am Brasilia Time
Phone: +55 (11) 2101-1490
Code: Gafisa
Replay: +55 (11) 2101-1490
Code: Gafisa

Operating & Financial Highlights for the 1Q07

☐ Project Launches for 1Q07 totaled R$303.1 million, an 87.1% increase over 1Q06. Pre-sales for 1Q07 totaled R$254.5 million, a 67.1% increase over 1Q06.

☐ For the three months ended March 31, 2007, consolidated net operating revenues, recognized by the Percentage of Completion (“PoC”) method, rose 69.6% to R$224.3 million from R$132.2 million for the 1Q06 period.

☐ 1Q07 EBITDA reached R$36.2 million (16.1% EBITDA margin), a 107.1% increase compared to the R$17.5 million 1Q06 EBITDA (13.2% EBITDA margin).

☐ Net Income for 1Q07 (adjusted, before follow-on offering expenses) was R$17.6 million (7.9% Net Income margin) a 40.3% increase compared to the R$12.6 million in 1Q06 (9.5% Net income margin). 1Q07 Adjusted Earnings per Share was R$0.14, a 15.7% increase compared to the R$0.12 in 1Q06.

☐ The Backlog of Results to be recognized under the PoC method reached R$371.9 million in 1Q07 representing a 91.2% growth over 1Q06. The Backlog Margin to be recognized reached 37.7%.

☐ Gafisa became the first Brazilian homebuilder to be listed on the New York Stock Exchange, after a successful follow-on offering in March.

☐ In 1Q07 we continued our national push, entering five new markets: Goiania (state of Goias), Săo Caetano (state of Săo Paulo), Duque de Caxias (state of Rio de Janeiro), Nova Iguaçu (state of Rio de Janeiro), and Campo Grande (state of Mato Grosso do Sul).

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

☐ On January 8th 2007, Gafisa completed the initial acquisition of 60% of AlphaVille. AlphaVille is Brazil´s largest residential community developer, expanding Gafisa´s national footprint and product portfolio.

☐ On February 14th, Gafisa signed a joint venture (JV) with Odebrecht, Brazil’s largest engineering and construction company. The JV (“Bairro Novo”) will develop, manage and build large scale residential developments, outside metropolitan areas, focused on the Affordable Entry Level (AEL) market.

☐ In March, FIT Residencial (”FIT”), a wholly-owned subsidiary dedicated to urban developments for the mid-low market segment, and Caixa Econômica Federal (“CEF”) signed an agreement to provide credit lines to finance up to 6,000 residential units. FIT also launched its first project in the neighborhood of Jaçană in the city of Săo Paulo.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

RECENT EVENTS

On January 8, 2007, we successfully completed the acquisition of 60% of AlphaVille’s shares for R$198.4 million, R$20 million in cash and the remaining R$178.4 million was paid in exchange for 6.4 million common shares of Gafisa. The acquisition agreement provides that Gafisa will purchase the remaining 40% of AlphaVille over the next five years (20% in January of 2010 and the remaining 20% in January of 2012) in cash or shares, at our sole discretion. AlphaVille is Brazil’s largest residential community developer, focusing on the identification, development and sale of high quality residential communities in the metropolitan regions throughout Brazil. AlphaVille operates as a stand alone company and is currently present in 16 states and 35 cities. With the consolidation of AlphaVille, Gafisa’s land bank stood at R$5.7 billion at March 31, 2007.

During the first quarter we established FIT Residencial, a wholly-owned subsidiary, to concentrate on urban developments for the mid-low income segment of the market. On March 26 2007, FIT signed an agreement with Caixa Econômica Federal through which CEF provides credit lines to finance up to 6,000 residential units. FIT launched its first development in March 2007. The project has a sales value of R$16.974 million (Gafisa’s stake), of which approximately 60% has been reserved. We recognize sales only after the client has received the final approval by Caixa Caixa Econômica Federal.

On February 14, 2007, Gafisa signed a joint venture (JV) with Odebrecht Empreendimentos Imobiliários, Ltda. to exclusively develop, manage and build large scale Affordable Entry Level (AEL) projects in suburban areas, with over 1,000 units per development. The JV is the sole vehicle for both companies to operate in this market segment. Structured as a holding company, called Bairro Novo, it will operate independently from both Gafisa and Odebrecht.

Modeled after the Mexican affordable housing model, Bairro Novo will develop large standardized communities, complete with the necessary community and public infrastructure. The company will target families with monthly income between 3 and 10 times the minimum wage, which will require special financial products from both public and private sources.

Addionally, given the success of Gafisa Vendas Săo Paulo, our in-house sales company, we founded “Gafisa Vendas RJ,” a Rio de Janeiro subsidiary that will replicate the Săo Paulo sales experience. As we plan to maintain a salesforce that is aligned with the company’s strategy, Gafisa Vendas will carry our vision and ensure the high speed and quality of our sales.

Finally, on March 16, 2007 we completed our global follow-on equity offering, with Gafisa becoming the first Brazilian homebuilder publicly-traded on the New York Stock Exchange (NYSE). We offered over 39 million shares (47% primary), with voting rights and 100% tag-along rights (with a ratio of 2 common shares to 1 ADS). After the offering and the exercise of the greenshoe option by our shareholders, our capital structure (excluding shares held in treasury) had Equity International owning 14%, GP Investimentos owning 7%, and the remaining 79% in the free float. This large float once again reinforces Gafisa’s commitment to being a true public corporation that adheres to the highest standards of corporate governance.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Operating and Financial Highlights	1Q07	1Q06	Var. ( %)	4Q06	Var. ( %)
Project Launches (R$000) (% Gafisa)	303,147	162,024	87.1%	374,846	-19.1%
Project Launches (R$000) (including partners stakes)	345,275	162,024	113.1%	456,646	-24.4%
Project Launches (Units) (including partners stakes)	1,817	482	277.0%	1406	29.2%
Average Project Launch Price (R$/sq.m) (100% without lots)	2,493	3,570	-30.2%	2,997	-16.8%
Pre-Sales (R$000) (% Gafisa)	254,502	152,336	67.1%	378,531	-32.8%
Sales from current project launches (R$000) (% Gafisa)	75,161	42,464	77.0%	213,628	-64.8%
Sales from inventory (R$000) (% Gafisa)	179,342	109,871	63.2%	164,903	8.8%
Pre-Sales (R$000) (including partners stakes)	306,513	163,718	87.2%	453,552	-32.4%
Pre-Sales (Units) (including partners stakes)	1,186	666	78.1%	1,063	11.6%
Average Sales Price (R$/sq.m) (100% without lots)	2,869	2,893	-0.8%	3,489	-17.8%

Net Operating Revenues	224,316	132,224	69.6%	238,287	-5.9%
Gross Profits	67,960	35,324	92.4%	67,356	0.9%
Gross Margin	30,3%	26,7%	3.6p.p.	28,3%	2.0p.p.
EBITDA	36,211	17.483	107.1%	32.102	12.8%
EBITDA Margin	16,1%	13,2%	2.9p.p.	13,5%	2.7p.p.
Extraordinary Expenses	(30,174)	(27,337)	10.4%	-	na
Adjusted Net Income	17,621	12,559	40.3%	14.797	19.1%
Adjusted Net Margin	7,9%	9,5%	-1.6p.p.	6,2%	1.6p.p.
Adjusted Earnings per Share	0,14	0,12	15.7%	0,15	-3.4%
Average number of shares, basic	124,396,957	102,556,962	21.3%	100,931,150	23.2%

Backlog of Revenues	985,7	473,4	108.2%	795,3	23.9%
Backlog of Results	371,9	194,5	91.2%	297,8	24.9%
Backlog Margin[1]	37,7%	41,1%	-3.4p.p.	37,4%	0.3p.p.

Net Debt (Cash)	(265,403)	(177,557)	49.5%	29,286	-1,006.2%
Cash	621,251	481,071	29.1%	266,159	133.4%
Shareholders’ Equity	1.424.322	788.351	80,7%	814.087	75.0%
Total Assets	2,241,756	1,380,459	62.4%	1,494,217	50.0%

Note: 1 In order to increase transparency and visibility of future earnings, during the fourth quarter ended December 31st 2006, the Company changed the accounting practice adopted with respect to the costs and earnings to be recognized in our backlog

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

CEO Commentary and Corporate Highlights for Fiscal 1Q07

Gafisa’s strong results in the first quarter of 2007 are a clear indication that our growth strategy is on track and delivering on its intended results.  We achieved 87% growth in project launches, 67% growth in sales, and 70% growth in revenues. Our gross margin expanded to 30.3%, and our EBITDA margin increased to 16.1%.  As one of Brazil’s leading nationwide homebuilders with a truly diversified geographic reach and product offering, Gafisa is ideally positioned to capitalize on the expanding marketplace. We plan to deliver 26 projects in 2007, totaling approximately 2,550 units and 2,020 thousand square meters of construction, equivalent to R$787 million of sales value (VGV).

The demand for housing in Brazil remains strong, with Gafisa well-positioned to share in the growth.  Rising consumer confidence, decreasing interest rates, and a strong inflow of commercial bank mortgages has resulted in an ever growing pool of qualified homebuyers.  March 2007 was marked by impressive mortgage financing growth in Brazil, with a 116% increase in the amount of mortgages granted over March of 2006.

Gafisa continues to consolidate its leadership position in the mid and mid-high income segment of the market. With the completion of the first phase of our acquisition of AlphaVille in January, we have further strengthened that position.  During the quarter we launched AlphaVille Campo Grande.  As the largest residential community development company in the country, the acquisition of AlphaVille extends Gafisa’s geographic reach to 16 states and 35 cities and consolidates our already strong geographic reach in the mid-high end of the housing market.

Our growth in the mid and mid-high segments of the market remains strong.  In the 1Q07 we launched in five new markets: Goiania (Goias), Săo Caetano (Săo Paulo), Duque de Caxias (Rio de Janeiro), Nova Iguaçu (Rio de Janeiro) and Campo Grande (Mato Grosso do Sul).

In addition, we have undertaken select initiatives within the past few months that will broaden our portfolio to better serve Brazil’s expanding home buying population.  In the 1Q07 we reinforced our commitment to serve the Affordable Entry Level (AEL) sector through the formation of a wholly-owned division, FIT Residencial, which is developing lower price point housing in urban areas. We launched our first product in this segment, FIT Jaçană, in March.  We have also entered into a joint venture with Odebrecht, Brazil's leading engineering and construction company, to undertake large-scale affordable community development in suburban areas as the financial market dynamics continue to improve for this segment.

Gafisa’s land bank continues to be among the most robust in the industry, with sufficient land reserves for two to three years of project launches. Through the acquisition of AlphaVille and the combination of the two companies’ land banks (totaling R$5.7 billion in future sales), we have unparalleled future development opportunities.

In March, Gafisa launched its U.S. public offering on the New York Stock Exchange (NYSE) as the first Brazilian homebuilder to be listed on the NYSE. This was a defining moment for our company, truly establishing Gafisa as a world-class corporation with exceptional access to capital and a global reputation for financial and operational excellence.

The first quarter of 2007 was highlighted by many significant accomplishments. I’m excited about the opportunities and remain confident in the strength of our professional management team and their ability to continue to execute on our long-term growth strategy.

Wilson Amaral
CEO - Gafisa S.A.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Project Launches and Pre-Sales

Gafisa’s project launches rose by 87.1%, or R$141.1 million, from R$162.0 million in 1Q06 to R$303.1 million in 1Q07. Following our strategy of diversification into under-explored markets, 1Q07 marked Gafisa’s debut in five new markets: Goiania (in the state of Goias), Săo Caetano (in the state of Săo Paulo), Duque de Caxias (in the State of Rio de Janeiro), Nova Iguaçu (in the State of Rio de Janeiro) and Campo Grande (in the State of Mato Grosso do Sul).

The decrease in the average price per square meter for the developments launched during 1Q07 (R$2,493, compared to R$3,570 during the same period in 2006) is due to the fact that 48.7% of our launches in 1Q06 was in the High Income and Commercial segments, which are characterized by a higher price point.

The tables below detail new projects launched in the first quarter 2007:

Table 1 - 1Q07 Launches by Segment ¹
	Launches (R$000) (% Gafisa)			Launch price (R$/sq.m) (100%)			Launches (usable area - sq.m) (100%)
Segments ¹	1Q07	1Q06	Change (%)	1Q07	1Q06	Change (%)	1Q07	1Q06	Change (%)
HIG	-	46,153	NA	NA	3,897	NA	-	11,845	N/A
MHI	-	76,179	NA	NA	3,262	NA	-	23,355	N/A
MID	251,155	-	NA	2,548	NA	NA	108,210	-	NA
AEL (FIT)	16,974	6,983	143%	1,849	1,808	2%	9,181	3,862	138%
LOT	35,018	-	NA	233	NA	NA	225,269	-	NA
COM	-	32,709	NA	NA	5,169	NA	-	6,328	NA
TOTAL	303,147	162,024	87%	2,493	3,570	-29%	342,660	45,390	655%

Table 2 - 1Q07 Launches by Region
Geog. Region	1Q07	1Q06	Change (%)	1Q07	1Q06	Change (%)	1Q07	1Q06	Change (%)
Săo Paulo	92,657	83,162	11%	2,282	3,055	-21%	40,604	27,217	15%
Rio de Janeiro	44,014	78,862	-44%	2,603	4,340	-40%	16,908	18,172	-7%
New Markets	166,475	-	NA	2,606	NA	NA	285,148	-	NA
TOTAL	303,147	162,024	87%	2,493	3,570	-30%	342,660	45,389	655%

Segment Breakdown1 : HIG = High Income / MHI = Mid-High / MID = Middle Income / AEL = Affordable Entry Level / LOT = Urbanized Lots /COM = Commercial (commercial buildings).

Pre-sales for the three-month period ended March 31, 2007 amounted to R$254.5 million, a 67.1% increase over the same quarter in the previous year.

As the strong sales figures confirm, the increased supply in the market has not decreased our sales speed. According to Secovi (Real Estate Association of the City of Săo Paulo) the sales velocity during the month of February in the city of Săo Paulo reached 9.1% of the total product offering in the period, the highest sales speed registered for the month of February since 1995.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

In the 1Q07, 71.0% of our pre-sales came from our core segments: mid (MID) and mid-high (MHI). The high income (HIG), land lots and affordable entry level accounted for the remaining 29.0%. The large growth in the MID and MHI segments demonstrates that the fundamentals of the industry remain very compelling, particularly in big markets like Săo Paulo. These markets are benefiting from rising consumer confidence, decreasing interest rates, expansion of loan terms and the strong inflow of commercial bank mortgages.

Our diversification strategy is showing strong results, as the multiple growth drivers of the different Brazilian regions present attractive alternatives to Rio de Janeiro and Săo Paulo. Our pre-sales in new markets increased 511%, and accounted for 45% of our total pre-sales in 1Q07.

The tables below set forth a detailed breakdown of our pre-sales for the first quarter of 2007:

Table 3 - 1Q07 Pre-Sales by Segment [1]
	Pre-Sales (R$000) (%Gafisa)			Sales price (R$/sq.m) (100%)			Pre-Sales - usable area (sq.m) (100%)[1]
Segments [1]	1Q07	1Q06	Change ( %)	1Q07	1Q06	Change ( %)	1Q07	1Q06	Change ( %)
HIG	24,509	15,577	57%	3,798	3,414	11%	6,452	4,563	41%
MHI	58,655	51,073	15%	3,316	3,429	-3%	22,524	16,347	38%
MID	121,927	47,660	156%	2,496	2,341	7%	58,901	21,986	168%
AEL (FIT) [2]	2,769	13,014	-79%	1,718	1,713	0%	1,619	7,648	-79%
LOT	29,867	2,002	1392%	288	572	-50%	140,997	6,247	2157%
COM	16,776	23,009	-27%	5,311	4,986	7%	3,172	4,802	-34%
TOTAL	254,502	152,336	67%	2,869	2,893	-1%	233,664	61,593	279%

Table 4 - 1Q07 - Pre-Sales by Region
Geog. Region	1Q07	1Q06	1Q07 x 1Q06	1Q07	1Q06	1Q07 x 1Q06	1Q07	1Q06	1Q07 x 1Q06
Săo Paulo	99,769	96,430	3%	2,823	2,640	7%	39,879	37,805	5%
Rio de Janeiro	39,872	37,097	7%	2,860	4,558	-37%	18,526	9,724	91%
New Markets	114,861	18,809	511%	2,923	2,232	31%	175,259	14,063	1146%
TOTAL	254,502	152,336	67%	2,869	2,893	-1%	233,664	61,593	279%

Table 5 - 1Q07 Pre-Sales by Launch Year
Launching year	1Q07	1Q06	1Q07 x 1Q06	1Q07	1Q06	1Q07 x 1Q06	1Q07	1Q06	1Q07 x 1Q06
Launched in 2007	75,161	-	NA	2,505	-	NA	103,270	-	NA
Launched in 2006	130,276	42,464	207%	3,002	4,030	-26%	57,346	10,537	444%
Launched in 2005	34,375	80,247	-57%	3,152	2,559	23%	65,263	32,574	100%
Launched up to 2004	14,691	29,624	-50%	3,149	2,793	13%	7,786	18,482	-58%
TOTAL	254,502	152,335	67%	2,869	2,893	-1%	233,664	61,593	279%

Note: 1 For information about segmentation, refer to glossary in the end of this report. 2 Fit residencial recognizes sales only after the client has received the final approval by Caixa Econômica Federal.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Operations

We have now 74 projects under construction in 13 different states, totalling approximately 1.5 million square meters. Gafisa is well-known for its expertise in managing multiple construction sites, spread over a wide geographical area. We believe this is an important advantage as we are prepared to deliver on the aggressive launch strategy we have been pursuing.

The tables below show our 2006 project delivery performance and our total planned deliveries for 2007.

Table 6 - Projects delivered in 2006

Segments	# of projects	Total area ('000 sqm)	# of units
HIG	4	37	66
MHI	7	103	379
MID	3	47	96
AEL	4	43	245
LOT (AlphaVille)	1	369	637
COM	-	-	-
TPC[1]	3	76	na
TOTAL	22	676	1,423

1 Third party construction

2Average sales prive in R$ per Region, Launching year and Total exclude Land subdivision (Lots).

Table 7 - Projects to deliver in 2007

Segments	# of projects	Total area ('000 sqm)	# of units
HIG	1	13	118
MHI	6	55	339
MID	4	51	443
AEL	2	16	335
LOT (AlphaVille)	8	1,821	718
COM	2	50	353
TPC	3	15	242
TOTAL	26	2,021	2,548

Land Reserves

Consistent with Gafisa’s established land bank policies, the Company owns approximately R$5.7 billion in its land bank. Gafisa’s current land reserve totals R$3.0 billion as we continue to maintain sufficient land reserves for two to three years of project launches. The land bank totals 1.7 million square meters, which is equivalent to 12,942 units, of which 8,822 units are in the middle- and mid-high income segments. AlphaVille´s current land reserves totals R$2.7 billion, which is equivalent to 8.7 million square meters, and 35,733 units.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Competition for land, particularly in Săo Paulo, is growing as more well capitalized players enter the market. However, we haven’t seen scarcity of available land or any permitting constraints. Furthermore, we continue our diversification strategy and 45% of the company’s land bank is outside the cities of Rio de Janeiro and Săo Paulo. Our land bank reflects our strategy of concentrating on the mid and mid-high market segment. One of our main challenges going forward will be to create a land bank for FIT Residencial, aimed at the Affordable Entry Level segment.

As of March 31, 2007, the proportion of land acquired through swap agreements dropped to 72.4% of our current land bank compared to 79% in December 31, 2006. In swap agreements or “permutas,” a certain amount of units is exchanged as part of a land payment. With the rising competition for land in Săo Paulo, land owners are increasingly asking for cash instead of swap agreements. In the 1Q07, the percentage of swap agreements in our land reserve in the city of Săo Paulo decreased to 46.6% from 53% in 4Q06. The percentage of land acquired through swap agreements in the city of Rio de Janeiro and in new markets was 87.6% and 74.4%, respectively.

The table below shows a detailed breakdown of our current land bank:

Table 8a - Land Bank Gafisa

	Potential Units				Future Sales (R$000)	% acquired through
	HIGH	MID & MHI	AEL	COM&LOTS		Swap
Săo Paulo	290	2,549	-	-	983,672	46.6%
Rio de Janeiro	629	1,442	-	418	589,502	87.6%
New Markets	189	4,832	1,646	948	1,480,141	74.4%
Total	1,108	8,822	1,646	1,366	3,053,315	72.4%
% of Total	9%	68%	13%	11%

Table 8b - Land Bank AlphaVille

	Potential Units				Future Sales (R$000)	% acquired through
	HIGH	MID & MHI	AEL	COM&LOTS		Swap
Săo Paulo			-	18,065	1,364,600	79.5%
Rio de Janeiro	-	-	-	1,730	162,307	100.0%
New markets	-	-	-	15,938	1,156,145	83.0%
Total	-	-	-	35,733	2,683,051	82.0%
% of Total	0%	0%	0%	79%

1Q07 - Revenues

Total net operating revenues for the three month period ending March 31, 2007 rose 69.6% to R$224.3 million from R$132.2 million over the same period of the previous year. This growth was primarily due to the recognition of higher pre-sales from previous periods.

As we have often remarked, revenues for the industry are recognized based on actual cost versus total budgeted costs of land and construction (Percentage of Completion method or PoC method) and the pre-sales portfolio is recognized in future periods even if the company has already completely pre-sold developments.

The table below presents detailed information of pre-sales and recognized revenues by launch year:

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Table 9 - Pre-sales x Recognized revenues - 1Q07

		1Q07				1Q06
Launching year	Pre-Sales	% of Total	Revenues	% of Revenues	Pre-Sales	% of Total	Revenues	% of Revenues
Developments

Launched in 2007	75,161	29.5%

Launched in 2006	130,276	51.2%	63,666	28.4%	42,464	27.9%	786	0.6%

Launched in 2005	34,375	13.5%	109,353	48.7%	80,247	52.7%	19,600	14.8%

Launched in 2004	6,723	2.6%	35,610	15.9%	11,449	7.5%	24,642	18.6%

Launched up to 2003	7,968	3.2%	15,687	7.0%	18,175	11.9%	87,195	66.0%
TOTAL	254,502	100.0%	224,316	100.0%	152,336	100.0%	132,224	100.0%

1Q07 - Gross Profits

Gross profits for the 1Q07 totaled R$68.0 million, an increase of 92.4% compared to the first quarter of 2006. The gross margin for 1Q07 was 30.3%, 360 basis points (bps) higher than the same period of 2006. This result has been influenced by the improvement in the margins of our inventory sales as we have been recognizing revenue from projects launched in 2005 and 2006.

1Q07 - Selling, General, and Administrative Expenses (SG&A)
Selling expenses recognized for the 1Q07 totaled R$12.0 million, an increase of 26.0% compared to R$9.5 million in 1Q06. As a percentage of net revenues, selling expenses reached 5.4% in 1Q07, compared to 7.2% in 1Q06.

General and Administrative (“G&A”) expenses amounted to R$19.5 million in 1Q07, 105.4% higher than the R$9.5 million in 1Q06 due to bonus provisions (which were previously accrued at year end and are now accrued quarterly) of R$3.1 million, AlphaVille’s administrative expenses of R$3.7 million, and increased headcount in Gafisa's core business to support our growth. It is also worth mentioning that the recent initiatives, namely FIT Residencial and “Bairro Noivo” contributed to the increase in G&A expenses.

Our aggressive growth strategy leads to higher SG&A expenses which are no longer capitalized, but expensed on a cash basis. We recognize 100% of the expenses as they are incurred, but use the PoC method to recognize the revenues. Therefore, the higher revenue lags the higher SG&A expenses. Please refer to the 4Q06 Earnings Release for a detailed description of the SG&A accounting.

When analyzing SG&A expenses, R$31.5 million in 1Q07 and R$19.0 million in 1Q06, as a percentage of net revenues, SG&A decreased 34 bps from 14.34% in 1Q06 to 14.0% in the 1Q07. SG&A as a percentage of pre-sales remained in line, going from 12.5% in 1Q06 to 12.4% in 1Q07. Finally, as a percentage of the new projects launched, SG&A decreased by 134 basis points from 11.7% in 1Q06, to 10.4% in the 1Q07.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

1Q07 - EBITDA

EBITDA for the 1Q07, excluding extraordinary expenses made up of the follow-on expenses, totaled R$36.2 million, 107.1% higher than the R$17.5 million in 1Q06. As a percentage of net revenues, EBITDA increased 290 bps from 13.2% in 1Q06 to 16.1% in the 1Q07.

As mentioned above, the recognition of SG&A expenses on a cash basis negatively impacts the company’s recognized earnings. As the company is engaged in an aggressive growth strategy, it is expected that SG&A expenses should increase in advance of the increasing revenues.

It is also important to mention that, starting in 2007, we are accruing our bonus provision on a quarterly basis. During 2006 we provisioned the yearly bonus fully in the last quarter, strongly impacting the quarter’s EBITDA. Impact in 2007 will be distributed in all four quarters, starting with a R$3.1 million provision in 1Q07, which represents 1.39% of net revenues.

1Q07 - Depreciation and Amortization

Depreciation and amortization in 1Q07 amounted to R$5.1 million, an increase of 610.8% compared to the R$0.7 million in 1Q06. This is a result primarily of the R$3.7 million amortization of goodwill from the AlphaVille acquisition. The remaining R$1.4 million refers to depreciations of equipments and software acquired mainly in 4Q06. The goodwill from the AlphaVille acquisition will be amortized over 10 years.

1Q07 - Financial Results

Net financial results totaled a negative R$8.7 million in 1Q07 compared to a negative R$4.0 million in 1Q06. Financial expenses in 1Q07 totaled R$16.8 million, an increase of 14.2% over 1Q06 R$14.7 million. Financial income decreased from R$10.7 million to R$8.1 million, primarily due to the effect in cash and cash equivalents as the proceeds of Gafisa’s follow-on offering only entered in the very end of 1Q07.

1Q07 - Income Taxes

Income taxes and social contribution for 1Q07 amounted to R$3.1 million versus R$0.2 million in same period of last year. In 1Q06 we took advantage of a tax credit, therefore the year-over-year comparison shows a relevant gap. In 4Q06, income taxes and social contribution amounted to R$3.3 million.

As Gafisa calculates income and social contribution taxes through the “taxable profit” regime, there is no current need for actual payment and these taxes are deferred. Our subsidiaries, however, may calculate their respective taxes through either the “taxable profit” regime or the “presumed profit” regime, depending on our general tax planning.

1Q07 - Net Income and Earnings per Share

Adjusted net income for 1Q07 was R$17.6 million (7.9% of net revenues), R$5.1 million or 40.0% higher than the R$12.6 million (9.5% of net revenues) registered in the same period of 2006.

The net income in 1Q07 was negatively impacted by:
·	Lower financial income (the IPO proceeds were received late March 2007 instead of February 2006)
·	The amortization of goodwill from the AlphaVille acquisition (R$3.7 million)
·	The increase in income tax (R$3.1 million in 1Q07 from R$.2 million in 1Q06)
Adjusted net earnings per share was R$0.14 in 1Q07 compared to pro-forma R$0.12 in 1Q06. Basic weighted average shares outstanding were 124,396,957 in 1Q07 and 102,556,962 in 1Q06.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$371.9 million in 1Q07, representing 91.2% growth over 1Q06.

The table below shows our revenues, costs and results to be recognized, as well as the amount of the corresponding costs and the expected margin:

Table 10 - Revenues and results to be recognized (R$000)

(eop)	1Q07	1Q06	4Q06	1Q07 x 1Q06	1Q07 x 4Q06
Sales to be recognized—end of period	985.7	473.4	795.3	108.22%	23.94%
Cost of units sold to be recognized - end of period	-613.8	-278.9	-497.5	120.08%	23.38%
Backlog of Results to be recognized	371.9	194.5	297.8	91.2%	24.9%
Backlog Margin - yet to be recognized[1]	37.7%	41.1%	37.5%	-8.2%	0.8%
Note: 1 In order to increase transparency and visibility of future earnings, during the fourth quarter ended December 31st 2006, the Company changed the accounting practice adopted with respect to the costs and earnings to be recognized in our backlog.

Balance Sheet

Cash and Cash Equivalents
On March 31 2007, cash and cash equivalents increased to R$621.3 million, 133.41% higher than December 31, 2006 (R$266.2 million), and 29.1% higher than 1Q06’s (R$481.1 million). This increase is due to the R$465 million cash proceeds from the follow-on equity offering that took place in March.

Accounts Receivables
Accounts receivables increased 107.6% to R$1.6 billion in March 2007 when compared to the R$0.8 billion figure of 1Q06, and 19.0% compared to the R$1.3 billion that was registered in December 2006. In 1Q07, receivables of completed units (post-completion receivables) reached R$219.7 million or 14.0% of the total accounts receivables.

Table 11 - Accounts Receivables from Clients

Real estate development receivables:	1Q07	1Q06	4Q06	1Q07 x 1Q06	1Q07 x 4Q06
Current	392,634	278,302	365,741	41.1%	7.4%
Long-term	236,576	83,907	194,097	182.0%	21.9%
Total	629,210	362,209	559,838	73.7%	12.4%

Receivables to be recognized on our balance sheet according to PoC method and BRGAAP(for more details, see note 5 on our Financial Statements:

	1Q07	1Q06	4Q06	1Q07 x 1Q06	1Q07 x 4Q06
Current	220,894	80,263	30,161	175.2%	632.4%
Long-term	720,555	314,043	729,810	129.4%	-1.3%
Total	941,449	394,306	759,971	138.8%	23.9%

Total Accounts Receivables	1,570,659	756,515	1,319,809	107.6%	19.0%

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Following our focus on efficiently managing working capital, Gafisa will continue to seek to securitize its client accounts receivable, as well as transfer them to banks through mortgages.

Inventory (Properties for Sale)
Our inventory includes land paid in cash, construction in progress, and finished units. Our inventory increased to R$559.5 million in 1Q07, an increase of 107.6% as compared to the R$269.5 million registered in 1Q06 due to recent land acquisitions in cash (more details in the “Land Reserves” section of this report) and developments under construction. It is important to note that the increase in units completed is due to the consolidation of AlphaVille.

The tables below details inventory for the 1Q07:

Table 12 - Inventory

	1Q07	1Q06	4Q06	1Q07 x 1Q06	1Q07 x 4Q06
Land	214,235	51,565	160,333	315.5%	33.6%
Properties under construction	295,704	180,588	249,287	63.7%	18.6%
Units completed	49,520	37,385	31,369	32.5%	57.9%
Total	559,459	269,538	440,989	107.6%	26.9%

The table below details inventory units at market value for the 1Q07:
Table 13 - Inventory at Market Value

Inventory by Segment	1Q07	1Q06	4Q06	1Q07 x 1Q06	1Q07 x 4Q06
HIG	91,930	141,785	133,419	-35%	-31%
MHI	242,285	297,926	297,805	-19%	-19%
MID	312,472	76,433	190,345	309%	64%
AEL (FIT)	20,253	20,915	5,961	-3%	240%
LOT	195,903	61,078	185,872	221%	5%
COM	22,346	118,191	41,205	-81%	-46%
TOTAL	885,189	716,328	854,607	24%	4%

Inventory by Geog. Region	1Q07	1Q06	4Q06	1Q07 x 1Q06	1Q07 x 4Q06
Săo Paulo	229,320	372,287	319,007	-38%	-28%
Rio de Janeiro	206,893	261,479	213,981	-21%	-3%
New Markets	448,976	82,561	321,619	444%	40%
TOTAL	885,189	716,327	854,607	24%	4%

Inventory by Launching Year	1Q07	1Q06	4Q06	1Q07 x 1Q06	1Q07 x 4Q06
Launched in 2007	226,942	-	-	NA	NA
Launched in 2006	331,795	123,863	475,697	168%	-30%
Launched in 2005	255,570	317,238	290,282	-19%	-12%
Launched up to 2004	70,882	275,226	88,628	-74%	-20%
TOTAL	885,189	716,327	854,608	24%	4%

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Liquidity
In March of 2007, we completed our listing on the New York Stock Exchange, raising R$465.0 million in the primary offering. This move is in line with our strategy as we raised cash to support future growth. We will continue seeking to optimize working capital by combining effective leverage with eventual securitizations.

The following table sets forth information on our indebtedness as of March 31, 2007:

Table 14 - Debt Breakdown

Type of transaction	Rates	1Q07	4Q06	1Q07 x 4Q06
Debentures	1.3%p.a. + CDI	242,663	251,038	-3.3%
Construction Financing (SFH)	6.2-15%p.a. + TR	34,248	26,378	29.8%
Downstream Merger obligation	10-12%p.a. + TR	16,925	18,027	-6.1%
Funding for developments	3-6.3%p.a. + CDI	23,147	-	-
Working Capital	3.5-6.2%p.a. + CDI	34,952	-	-
Others (AlphaVille)	19.6-25.7%p.a	3,912	-	-
Total		355,847	295,443	20.4%

Debt payment schedule as of March 31, 2007:

Table 15 - Debt Maturity

Type	Total	2007	2008	2009	20010	2011 and later
Debentures	242,663	2,663	-	48,000	96,000	96,000
Construction Financing (SFH)	34,249	18,543	7,494	6,451	1,762	-
Downstream Merger obligation	16,925	5,582	3,865	5,257	2,221	-
Funding for developments	23,147	13,992	4,367	2,957	1,831	-
Working Capital	34,952	13,032	6,850	7,759	4,987	2,324
Others	3,912	2,568	741	603	-	-
Total	355,847	56,380	23,317	71,027	106,801	98,324

Gafisa had net cash of R$265.4 million in 1Q07 compared to a net cash of R$177.6 million in 1Q06 and to a net debt of R$29.3 million in 4Q06. As of March 31 2007, our net debt to equity ratio was negative 18.6% compared to negative 22.5% in 1Q06 and 3.6% in 4Q06.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Outlook
For 2007, we expect an increase of 60%-65% in consolidated project launches over 2006. Approximately 25% (R$250 million) should come from Gafisa’s core business, 20% (R$200 million) from FIT Residencial, and another 20% (R$ 200 million) from AlphaVille.

Gafisa expects to deliver a consolidated 2007 EBITDA margin of 15%-16%. Gafisa’s core business continues to increase its EBITDA margin, but the consolidated figure will be brought down by the costs associated with ramping up FIT Residencial, Bairro Novo, and AlphaVille.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Glossary

Backlog of Results - As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues - As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin - Equals to “Backlog of results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank - Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our board of directors.

PoC Method - Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales - Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

HIG (High Income) - segment with residential units sold at minimum price of R$3,600 per square meter.

MHI (Mid-High) - segment with residential units sold at prices ranging from R$2,800 to 3,600 per square meter.

MID (Middle Income) - segment with residential units sold at prices ranging from R$2,000 to 2,800 per square meter.

AEL (Affordable Entry Level) - residential units targeted to the mid-low and low income segments with prices ranging from R$1,500 to 2,000 per square meter.

LOT (Urbanized Lots) - land subdivisions, or lots, with prices ranging from R$150 to R$800 per square meter

COM (Commercial buildings) - Commercial and corporate units developed only for sale with prices ranging from R$4,000 to R$7,000 per square meter.

SFH Funds - Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements - A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

About Gafisa
We are one of Brazil’s leading diversified national homebuilders. Over the last 50 years, we have been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 900 developments and constructed over ten million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe “Gafisa” is one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.

Investor Relations:
Carlos Gros
Phone: +55 11 3025-9305
Email: ir@gafisa.com.br
Website: www.gafisa.com.br/ir

Media Relations (US - Europe)
Eileen Boyce
Reputation Partners
Phone: +011 312 222 9126
Fax: +011 312 222 9755
E-mail: eileen@reputationpartners.com

Media Relations (Brazil)
Joana Santos
Maquina da Noticia
Phone: +55 11 3147-7900
Fax: +55 11 3147-7900
E-mail: joana.santos@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors, therefore, they are subject to change without prior notice.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Appendix

The following table sets forth detailed information of projects launched in 2007 by quarter:

Projects launched in 1Q07	Month of Launch	Segment	Location	Usable Area (s.q.m) (100%)	# of Units 100%)	Gafisa's Stake	Sales Value at Gafisa's Stake (R$000)	% Sold up to 03/31/07
Fit Jaçană[1]	March	AEL	Săo Paulo - SP	9,181	184	100%	16,974	0%

Isla	March	Mid	Săo Caetano - SP	31,423	240	100%	75,683	31%
Grand Valley	March	Mid	Rio de Janeiro - RJ	16,908	240	100%	44,014	36%

Acqua Residence (Fase 1)	March	Mid	Nova Iguaçu - RJ	28,400	380	100%	71,701	13%
Celebrare	March	Mid	Caxias - RJ	14,679	188	100%	35,189	8%
Reserva do Lago	March	Mid	Goiania - GO	16,800	96	50%	24,567	44%
Campo Grande I	March	Lot	Campo Grande - MS	225,269	489	67%	35,018	39%
Total				342,660	1,817		303,147	25%
Note: 1 As mentioned above, Fit residencial recognizes sales only after the client has received the final approval by Caixa Caixa Econômica Federal.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

The following table sets forth the financial completion of the construction in progress in 2007 and 2006 and the related revenue recognized during those years:

			Final				Revenue
			Completion		Percentage sold-		Recognized
	Month/Year	Total area	(%)		accumulated		(R$ 000)		Gafisa
Development	launched	(m2)	1Q07	1Q06	1Q07	1Q06	1Q07	1Q06	Stake(%)
Empresarial Pinheiros	Nov-04	17,149	87.5%	36.4%	100.0%	11.0%	15,847	1,685	39.1%
Sunspecial Resid. Service	Mar-05	21,189	61.8%	6.5%	91.6%	84.1%	11,145	1,208	99.8%
Arena	Dec-05	29,256	43.9%	10.6%	99.7%	76.5%	8,635	5,360	99.8%
Península Fit	Nov-05	24,080	21.9%	1.7%	60.2%	34.4%	8,540	639	100.0%
Olimpic Resort	Oct-05	21,851	54.2%	2.9%	99.6%	99.6%	8,644	936	100.0%

Villagio Panamby - Parides	Nov-06	13,093	47.6%	0.0%	90.2%	0.0%	7,080	-	100.0%
Blue II e Concept	Dec-05	28,296	54.6%	24.7%	48.3%	19.5%	6,520	1,808	50.0%
Sunplaza Personal Office	Mar-06	6,328	42.3%	3.9%	70.3%	65.3%	6,169	816	100.0%
Beach Park Acqua	Nov-05	9,770	33.5%	4.8%	61.5%	54.1%	5,529	566	100.0%
Del Lago	May-05	62,022	46.4%	9.4%	93.8%	38.3%	5,432	790	100.0%
Icaraí Corporate	Dec-06	5,683	19.2%	0.0%	79.7%	0.0%	5,589	-	100.0%

Villagio Panamby - Jazz Duet	Aug-05	13,400	67.1%	12.7%	60.6%	34.2%	5,191	2,066	100.0%
Bem Querer	Oct-05	11,136	41.0%	0.2%	100.0%	75.3%	5,094	32	99.8%

Villagio Panamby - Domaine Du Soleil	Sep-05	8,225	69.0%	12.2%	84.0%	23.9%	5,045	935	100.0%
Villagio Panamby - Agrias	Nov-06	21,390	27.8%	0.0%	39.0%	0.0%	4,850	-	100.0%
Lumiar	Feb-05	7,193	77.2%	10.2%	74.8%	47.9%	4,943	582	99.8%
Palm D'Or	Nov-05	8,493	49.1%	0.0%	80.5%	28.6%	4,314	2	99.8%
Blue Land	Nov-05	18,252	44.7%	0.0%	24.3%	7.7%	4,354	116	99.8%
CSF - Saint Etienne	May-05	11,261	45.7%	9.6%	86.3%	62.5%	3,919	894	99.8%
Montenegro Boulevard	Jun-05	174,862	80.8%	62.9%	99.5%	91.4%	3,768	3,169	99.8%

Riv. Ponta Negra - Cannes e Marseille	Jun-04	22,332	96.5%	63.4%	77.7%	69.1%	3,742	3,512	50.0%
New Point	Apr-03	12,034	96.9%	100.0%	74.0%	50.0%	3,481	1,088	100.0%
Espaço Jardins	May-06	28,926	17.0%	0.0%	97.2%	0.0%	3,305	-	100.0%
The Gold	Dec-05	10,465	59.0%	0.0%	64.8%	31.7%	3,265	0	100.0%

Olimpic - Chácara Sto Antonio	Aug-06	24,988	21.5%	0.0%	88.1%	0.0%	3,348	-	100.0%

Villagio Panamby - Double View	Oct-03	10,777	100.0%	82.7%	100.0%	84.4%	3,184	7,149	100.0%
Weber Art	Jun-05	5,812	53.9%	6.1%	87.7%	71.9%	3,173	273	100.0%

Blue Vision - Sky e Infinity	Jun-06	18,514	45.7%	0.0%	73.9%	0.0%	3,018	-	50.0%
Verdes Praças	Sep-04	19,005	100.0%	48.9%	49.5%	37.8%	3,361	6,835	99.8%
Collori	Nov-06	39,462	24.0%	0.0%	56.8%	0.0%	2,890	-	50.0%
Vistta Ibirapuera	May-06	9,963	42.6%	0.0%	100.0%	0.0%	2,729	-	100.0%
Sundeck	Nov-03	13,043	96.1%	50.6%	84.0%	64.3%	3,262	5,124	100.0%

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

			Final				Revenue
			Completion		Percentage sold-		Recognized
	Month/Year	Total area	(%)		accumulated		(R$ 000)		Gafisa
Development	launched	(m2)	1Q07	1Q06	1Q07	1Q06	1Q07	1Q06	Stake(%)
Villagio Panamby- Mirabilis	Mar-06	23,355	45.1%	0.0%	77.5%	22.9%	2,355	-	100.0%
Grand Vue	Nov-03	5,230	100.0%	83.6%	100.0%	100.0%	2,127	2,945	50.0%
Fit Niterói	Aug-06	8,523	27.0%	0.0%	79.7%	0.0%	2,006	-	100.0%
Belle Vue	Aug-04	7,565	100.0%	34.9%	50.0%	45.9%	1,806	2,445	70.0%
Espacio Laguna	Aug-06	16,364	19.4%	0.0%	41.3%	0.0%	1,777	-	80.0%
La Place	May-04	8,416	96.3%	46.8%	90.5%	36.5%	1,590	3,292	100.0%
Blue One	Sep-03	15,973	99.4%	91.7%	83.2%	78.3%	1,105	5,076	66.7%
CSF - Verti Vita	Sep-03	6,439	100.0%	96.7%	100.0%	78.2%	886	4,018	100.0%
Sunview	Jun-03	14,268	99.4%	92.3%	100.0%	92.0%	1,719	8,678	100.0%
Sunprime	Nov-03	11,802	96.7%	82.1%	100.0%	98.4%	373	6,349	100.0%
Villagio Panamby - Anthurium	Sep-02	16,579	100.0%	100.0%	100.0%	96.1%	340	2,578	100.0%
Reserva das Palmeiras	Feb-03	16,912	96.9%	94.5%	64.7%	61.8%	451	2,847	100.0%
AlphaVille							32,021
Others							24,805	39,167
Total							242,727	122,982

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Consolidated Statements of Income

R$ 000	1Q07	4Q06	1Q06	% Change
Gross Operating Revenue	246,053	267,979	137,493	-8.2%	79.0%
Real State development and sales	242,727	265,535	122,982	-8.6%	97.4%
Construction and services rendered	3,326	2,444	14,511	36.1%	-77.1%

Deductions	(21,737)	(29,692)	(5,268)	-26.8%	312.6%

Net Operating Revenue	224,316	238,287	132,224	-5.9%	69.6%

Operating Costs	(156,356)	(170,931)	(96,900)	-8.5%	61.4%

Gross profit	67,960	67,356	35,324	0.9%	92.4%

Operating Expenses	(31,749)	(35,254)	(17,841)	-9.9%	78.0%
Selling expenses	(12,006)	(16,085)	(9,526)	-25.4%	26.0%
General and administrative expenses	(19,484)	(20,192)	(9,484)	-3.5%	105.4%
Equity Income	(259)	1,024	1,169	-125.3%	-122.2%

EBITDA	36,211	32,102	17,483	12.8%	107.1%

Depreciation	(5,061)	(1,651)	(712)	206.6%	610.6%
Extraordinary expenses	(30,174)	-	(27,337)	na	10.4%

EBIT	976	30,452	(10,566)	-96.8%	-109.2%

Financial Income	8,080	12,267	10,702	-34.1%	-24.5%
Financial Expenses	(16,765)	(24,618)	(14,676)	-31.9%	14.2%

Income before taxes on income	(7,710)	18,100	(14,540)	-142.6%	-47.0%

Deffered Taxes	(1,551)	(1,703)	592	-8.9%	-361.9%
Income tax and social contribution	(1,591)	(1,600)	(830)	-0.6%	91.7%

Income after taxes on income	(10,852)	14,797	(14,778)	-173.3%	-26.6%

Minority Shareholders	(1,701)	-	-	na	na

Net income	(12,553)	14,797	(14,778)	-184.8%	-15.1%
Adjusted net income per thousand shares outstanding	0.14	0.15	0.12	-0.01	0.02

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Consolidated Balance Sheet

				Change (%)	Change (%)
R$ 000	1Q07	4Q06	1Q06	1Q07 x 4Q06	1Q07 x 1Q06
ASSETS
Current assets
Cash and banks	34.049	45.231	1.415	-24,7%	2305,5%
Financial investments	587.203	220.928	479.656	165,8%	22,4%
Receivables from clients	392.634	365.741	278.302	7,4%	41,1%
Properties from sale	559.459	440.989	269.538	26,9%	107,6%
Other accounts receivable	117.856	111.601	130.446	5,6%	-9,7%
Deferred selling expenses	18.972	17.032	43.894	11,4%	-56,8%
Prepaid expenses	7.691	5.445	46.029	41,2%	-83,3%
	1.717.864	1.206.967	1.249.280	42,3%	37,5%
Long-term assets
Receivables from clients	236.576	194.097	83.907	21,9%	182,0%
Deferred taxes	59.921	53.134	24.499	12,8%	144,6%
Other	44.287	29.330	16.003	51,0%	176,7%
	340.784	276.561	124.409	23,2%	173,9%
Permanent assets
Investments	171,602	2,544	-	6,646,3%	-
Properties and equipment	11,507	8,146	6,770	41,3%	70.0%
	183,109	10,689	6,770	1,613,0%	2,604,5%

Total assets	2.241.757	1.494.217	1.380.459	50,0%	62,4%

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Loans and financings	53.716	17.305	69.011	210,4%	-22,2%
Debentures	2.663	11.039	24.499	-75,9%	-89,1%
Real estate development obligations	5.088	6.733	32.318	-24,4%	-84,3%
Obligations for purchase of land	127.846	120.239	27.811	6,3%	359,7%
Materials and service suppliers	62.144	26.684	25.932	132,9%	139,6%
Taxes and contributions	49.045	41.575	39.127	18,0%	25,3%
Taxes, payroll charges and profit sharing	19.587	18.089	5.923	8,3%	230,7%
Advances from clients - real state and services	62.833	76.146	51.546	-17,5%	21,9%
Dividends	11.163	11.026	114	1,2%	-
Other	22.558	11.912	17.082	89,4%	32,1%
	416.643	340.748	293.363	22,3%	42,0%
Long-term liabilities
Loans and financings	59.469	27.101	50.201	119,4%	18,5%
Debentures	240.000	240.000	159.803	0,0%	50,2%
Real estate development obligations	-	-	449	-	-100,0%
Obligations for purchase of land	14.055	6.184	20.811	127,3%	-32,5%
Deferred taxes	43.848	32.259	26.286	35,9%	66,8%
Unearned income from property sales	95	2.440	8.709	-96,1%	-98,9%
Other	51.535	29.101	16.551	77,1%	211,4%
	409.002	337.086	282.811	21,3%	44,6%
Deferred income
Deferred income on acquisition of subsidiary	1.281	2.297	15.935	-44,2%	-

Minority Shareholders	(9.489)	-	-	-	-

Shareholders' equity
Capital	1.214.580	591.742	585.930	105,3%	107,3%
Treasury shares	(18.050)	(47.026)	(47.026)	-61,6%	-61,6%
Capital reserves	167.276	167.276	167.276	0,0%	0,0%
Revenue reserves	60.516	102.094	82.170	-40,7%	-26,4%
	1.424.322	814.087	788.351	75,0%	80,7%
Total liabilities and shareholders' equity	2.241.757	1.494.217	1.380.459	50,0%	62,4%

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

16.01 – OTHER RELEVANT INFORMATION

1.	SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

		3/31/2007
		Common Shares		Total Shares
Shareholder	Country	Shares	%	Shares	%

EIP BRAZIL HOLDINGS LLC	EUA	18,229,605	13.83%	18,229,605	13.83%
BRAZIL DEVEL EQUITY INV LLC	EUA	9,364,273	7.11%	9,364,273	7.11%

Treasury Shares		3,124,972	2.37%	3,124,972	2.37%

Outstanding shares in the market (*)		101,050,580	76.69%	101,050,580	76.69%

Total shares		131,769,430	100.00%	131,769,430	100.00%

		3/31/2006
		Common Shares		Total Shares
Shareholder	Country	Shares	%	Shares	%

EIP BRAZIL HOLDINGS LLC	EUA	26,999,998	24.39%	26,999,998	24.39%
BRAZIL DEVEL EQUITY INV LLC	EUA	16,747,881	15.13%	16,747,881	15.13%
EMERGING MARK CAPIT INV LLC	EUA	5,720,846	5.17%	5,720,846	5.17%

Treasury Shares		8,141,646	7.35%	8,141,646	7.35%

Outstanding shares in the market (*)		53,088,237	47.96%	53,088,237	47.96%

Total shares		110,698,608	100.00%	110,698,608	100.00%
(*) Excludes shares of effective control, management and board.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

16.01 – OTHER RELEVANT INFORMATION

2.	SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

	3/31/2007
	Common Shares		Total Shares
	Shares	%	Shares	%
Shareholders holding effective control of the Company	27,593,878	20.94%	27,593,878	20.94%
Board of Directors	1,458,916	1.11%	1,458,916	1.11%
Executive Directors	418,415	0.32%	418,415	0.32%

Effective control, shares, board members and officers	29,471,209	22.37%	29,471,209	22.37%

Others	102,298,221	77.63%	102,298,221	77.63%

Total shares	131,769,430	100.00%	131,769,430	100.00%

	3/31/2006
	Common Shares		Total Shares
	Shares	%	Shares	%
Shareholders holding effective control of the Company	49,468,725	44.69%	49,468,725	44.69%
Board of Directors	32,448	0.03%	32,448	0.03%
Executive Directors	663,993	0.60%	663,993	0.60%

Effective control, shares, board members and officers	50,165,166	45.32%	50,165,166	45.32%

Others	60,533,442	54.68%	60,533,442	54.68%

Total shares	110,698,608	100.00%	110,698,608	100.00%

a. As of March 31, 2007, the Fiscal Council had not been initiated.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

16.01 – OTHER RELEVANT INFORMATION

3.	COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law # 6404/76, the Company’s By-Laws, rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by the Brazilian Securities Commission (CVM), as well as the other rules that apply to the operation of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulation of the Chamber of Market Arbitration.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

17.01 – SPECIAL REVIEW REPORT – UNQUALIFIED

INDEPENDENT ACCOUNTANTS’ SPECIAL REVIEW REPORT

To the Shareholders and Management
Gafisa S.A.

1
We have carried out a special review of the accounting information included in the Quarterly Information (“ITR”) of Gafisa S.A. (the “Company”) and subsidiaries (parent company and consolidated), for the quarter ended March 31, 2007, comprising the balance sheets and the related statements of income, the comments on performance and the relevant information prepared under the responsibility of the Company’s Management. Our responsibility is to issue a report, without expressing an opinion, on this quarterly information (ITR).

2
Our review was carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company and its subsidiaries’ financial position and operations.

3
Based on our special review, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations

4
We have audited the balance sheets (parent company and consolidated) at December 31, 2006 and reviewed the corresponding statements of income for the quarter ended March 31, 2006, presented for comparison purposes, on which we issued our opinion and special review report, without exceptions, dated, respectively, January 24, 2007 and May 5, 2006.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

17.01 – SPECIAL REVIEW REPORT – UNQUALIFIED

5
The supplementary information included in Note 17, related to the statements of cash flows of Gafisa S.A. (the “Company) and its subsidiaries (parent company and consolidated) is presented for purposes of additional analysis and is not a required part of the ITRs. Our review was conducted with the purpose of issuing a report, without expressing an opinion, on the ITRs mentioned in paragraph 1. Accordingly, the statements of cash flows of the Company (parent company) and consolidated have been subjected to the review procedures described in paragraph 2, and we are not aware of any material modifications that should be made to these statements in order for them to be presented fairly in relation to the Quarterly Information.

6	The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, April 27, 2007.

Daniel Gomes Maranhão Junior
Partner-accountant
CRC 1SP215856/O-5

BDO Trevisan Auditores Independentes
CRC 2SP0134339/O-5

The ITR pages that we reviewed are initialed solely for identification purposes.